82-3295



PETROBRAS ENERGIA S.A.



Financial Statements and Summary of Events
as of June 30, 2003
Independent Public Accountant´s Review Report

Perez Companc SA

SUPPL



dlw 9/8

PETROBRAS ENERGIA S.A.

SUMMARY OF EVENTS
FOR THE SIX-MONTH PERIOD ENDED
JUNE 30, 2003

(Not covered by Auditor's Report)

MACROECONOMIC OVERVIEW - 2003 Second Quarter

International Scenario

World economy continued to grow slowly in the second quarter. The high levels of uncertainty prevailing in the first months of the year somehow yielded after the end of the war in Iraq. Several qualitative indicators, such as consumer confidence, showed a quick recovery after the end of the war, but those expectations became gradually diluted as real indicators failed to show a substantial improvement. In fact, United States growth in the second quarter had government spending as its most dynamic factor and private consumer growth is accounted for by a remarkable increase in the acquisition of durable goods, which is not sustainable in time. The tax cuts implemented in July sought to change this situation. As far as monetary policy is concerned, the Federal Reserve lowered the reference rate by a quarter of a point to 1.00%, the lowest rate in over four decades, and has given out signals that the reference rate will remain low as long as necessary for the economy to grow again, and might even be reduced further if necessary. Long-term rates initially fell to unusually low levels, partly due to an exaggerated fear of deflation, but the trend took a sudden turn in mid-June and started to reflect more accurately the current economic reasons for large fiscal and current account deficits.

A mild recovery seems to be taking place in Japan, where some key indicators, such as consumer confidence, unemployment and salaries have slightly improved. This improves the chances for a recovery in consumer spending, which accounts for 55% of the GDP. In the second quarter, GDP reportedly grew slightly over the meager 0.1% level recorded in the first quarter of 2003. Industrial production, however, continued to fall. The threat that an appreciation of the Yen poses to the competitiveness of Japanese exports has forced the Bank of Japan to act strongly, by buying over US$ 75 billion in the first seven months of the year. The remaining Asian countries have recovered faster than expected from the impact of SARS, and previous activity levels have been reinstated. Pressure for an appreciation of the Chinese currency continues, but the government has resisted it, out of fear of a lower increase in exports and the potential impact on employment. Additionally, the growth in monetary supply has not resulted in inflationary pressure.

The European economy has shown a slight fall in activity levels in the second quarter, after remaining without changes in the first. The aggressive appreciation of the Euro has negatively affected the competitiveness of European exports and hurts investment prospects too. Nevertheless, a new reduction in interest rates mandated by the European Central Bank (the new interest rate is 2%), along with greater tax flexibility on the part of most European Union countries, and some indicia of recovery in the United States, have resulted in a minor increase in confidence indicators in the last few months.

The slow-paced recovery of crude oil production in Iraq, which is still far below pre-war levels, was a major factor in keeping WTI prices high, even after the war was over. Occupation forces have not been able to take full control of the situation in Iraq yet, where sabotage incidents occur. An oil strike in Nigeria, terrorist attacks in Saudi Arabia and Indonesia, and operational difficulties in Venezuela have also been a factor in keeping prices over U$S30 per barrel in the last few months, after an initial fall. Late in July, OPEC decided to maintain the quota established in the previous month (25.4 MM bbl/d (excluding Iraq)), on the grounds that the market was adequately supplied and prices did not reflect the economic factors involved. All the same, the quota was exceeded by 400,000 bbl/d in June.

Argentina

The Argentine economy continues to recover from the dramatic fall experienced in 2002, though at a lower pace now than in the previous quarters, especially in the manufacturing industry, which has fallen for three months in a row now, in non-seasonal terms. Exports have benefited from high commodity prices, although volumes have not increased significantly yet. The main area where exports have grown is the sales of oilseeds, as a result of increased purchases by Asian countries. Exports increased by 39% in the first half of the year. The rate of exchange has remained somewhere between 2.75 and 3.00 Pesos per U.S. dollar, repeatedly sustained by Central Bank's purchases. A strong increase trend, however, has been present since the end of July, in line with a dramatic reduction in domestic interest rates by the Central Bank, and the recovery of international interest rates. The early release of the bank restrictions known as "*corralón*" has not resulted in problems for banks. The amount of compensation payable to financial institutions as a result of asymmetric indexation has not been defined yet.

Argentina has exceedingly met the fiscal goals agreed upon with the IMF. The government is now negotiating a new long-term agreement that will enable it to refinance the portion of the debt that will become due in the next few years.

Finally, the former governor of Santa Cruz, Néstor Kirchner, took office as President of Argentina when former president Carlos Menem decided not to participate in the runoff election.

Latin America

Venezuela still maintains exchange control provisions, which are nevertheless more flexible now that the currency supply is more agile and sovereign bonds can be bought with local currency (this is yet to be implemented). Although Venezuelan oil production is below OPEC quota levels, a major amount of reserves (USD 18 billion) has been accumulated, thanks to a dramatic fall in imports and high oil prices. In the light of the recovery of oil production and currency accumulation, risk rating agencies have increased Venezuela's credit rating. In this favorable context, Venezuela has successfully exchanged Brady bonds for Global Notes, and additional exchange transactions are expected to enhance the country's foreign debt profile. While the oil economy has somehow recovered, the non-oil economy continues to fall. On the other hand, higher liquidity levels have induced banks to refinance government debt and cover for the increased fiscal deficit. In the political arena, Chávez has signed an agreement for a revocation referendum. At the National Assembly, the governing and opposition parties have not agreed yet as to the appointment of new members of the CNE, a critical agency in the revocation referendum. The opposition in turn is trying to unify their positions. If the revocation referendum is conducted after August 2004 and the President is defeated, the Vice President should step into office for the rest of the Presidential term, and a general election would be called only in 2006.

In Brazil, the government's overreaction designed to gain market credibility, by maintaining fiscal discipline and trying to curb inflation, has led the Central Bank to maintain high interest rates. This has negatively affected unemployment and economic activity levels. Industrial production fell in the second quarter, and GDP seems to have fallen too; the country is now technically in a recession. In order to reactivate demand, the government has implemented some special programs that include lower tax and interest rates. The foreign sector shows a remarkable trade balance surplus, while IED has fallen dramatically. Short-term capital inflows have also helped to lower country risk rates substantially and appreciate the local currency, a fact that has been partly reversed in the last few weeks. In the light of improved financial conditions, Brazil has successfully exchanged Global Notes for Brady bonds in an amount of US$ 1.3 billion. Yet, in spite of the fact that the country has exceedingly met primary fiscal surplus goals established by the IMF, and in spite of the appreciation of the exchange rate, debt has reached 55.4% of the country's GDP. In the political field, after some tough negotiations, the government has finally obtained approval of the retirement and pension system reform by the House of Representatives. The intended tax reform has also encountered difficulties. Approval of these two reforms is essential, both as a test of the government's political clout and as a key factor to making fiscal accounts sustainable.

Analysis of Consolidated Results of Operations

Figures for 2002 second quarter, presented for comparative purposes, were restated. The price index applicable for restatement of financial statements and for measuring results in constant currency is a general wholesale price index and therefore does not reflect any specific variation in the price of products and services sold by the Company and which represent the Company's core business. Consequently, variations in gains (losses) for both periods include positive or negative price variations in real terms subject to the fact that variations in specific indexes, including applicable exchange rates, may be higher or lower than the general price variation.

The table below shows the Company's results of operations for 2003 and 2002 second quarters.

	2003	2002
Net sales	1,140	1,366
Costs of sales	(714)	(816)
Gross profit	426	550
Administrative and selling expenses	(122)	(148)
Exploration expenses	(3)	(3)
Other exploitation expenses, net	(1)	(17)
Exploitation income	300	382
Equity in earnings of affiliates	137	111
Financial income (expenses) and holding gains (losses), n	(83)	(276)
Other (expenses) income, net	(55)	(34)
Subtotal	299	183
Income tax provision	(32)	(3)
Minority interest in subsidiaries	(6)	(26)
Net income (loss)	261	154

Net income: Net income for 2003 second quarter increased 69.5% to P$261 million from P$154 million in 2002 quarter. This rise is mainly attributable to a 29% average decline in the US dollar price which had a significant impact on the Company's financial results, given the net borrowing monetary position mainly denominated in dollars. However, since a significant portion of the sales is dollar-denominated, the above mentioned peso appreciation adversely affected exploitation income for 2003 second quarter. In addition, operations for the period under review were affected by:

- lower margins of petrochemicals due to a drop in international reference prices,
- a decline in oil and gas sales volumes, reflecting reduced investments in 2002 and, to a lesser extent, the effects of the National Oil Strike in Venezuela,
- lower styrenics volumes given the significant shrinkage in the Brazilian market.

The Company's results of operations for the quarter were affected by the following positive facts:

- A P$47 million increase in gross profit for the Refining business segment, reflecting a 24% rise in sales volumes which allowed to capitalize on increased margins in the domestic market derived from a recovery in prices.
- Consolidated production in Block 18 (Ecuador), with a 2.8 thousand bbl/d average production.

Gross profit: Gross profit for 2003 quarter dropped 22.5% to P$426 million from P$550 million. The 2002 quarter includes P$36 million from farming and forestry activities, which assets were divested during 2002 fiscal year. Excluding such item, gross profit dropped P$88 million due to the above mentioned effects derived from the drop in prices, margins and volumes. All such effects resulted in a P$88 million and a P$54 million decline in gross profit for the Oil and Gas Exploration and Production and Petrochemicals business segments, respectively. Conversely, increased volumes and margins for the Refining business segment resulted in a P$ 47 increased gross profit.

Net sales: Second net sales dropped to P$1,140 million from P$1,366 in 2002 quarter. The 2002 second quarter includes P$54 million attributable to sales from the farming and forestry activities and P$12 million attributable to Conuar sales, which assets were divested during 2002 fiscal year. Excluding these effects, sales declined P$160 million. Such drop mainly derived from:

- A P$148 million drop in the oil and gas exploration and production segment due to a 12.2% decline in oil and gas sales volumes and an 8% fall in average sales prices.
- A P$54 million fall in the Petrochemicals business segment due to a 20.8% drop in volumes and a 8.8% decline in styrenics sales prices.

Conversely, sales for the Refining business segment increased P$55 million due to increased prices and volumes.

Administrative and selling expenses: Administrative and selling expenses dropped 17.6,% to P$122 million from P$148 million in the same period of previous year, mainly due to the effect of reduced expenses incurred abroad in terms of dollars and reduced expenses in Argentina in terms of pesos.

Other exploitation expenses, net: Other Exploitation Expenses recorded P$1 million and P$17 million losses for both periods, respectively. The period under review basically includes a provision for the tax on banking transactions (P$12 million) and a provision for environmental remediation (P$8 million), offset by the favorable resolution of commercial claims in Venezuela and advisory services provided to other companies. The 2002 quarter loss was mainly attributable to the adverse resolution of commercial disputes and penalties paid to contractors for contract termination as a result of investment cuts (P$9 million) and the tax on banking transactions (P$13 million), partially offset by income from advisory services to other companies.

Exploitation income: Exploitation income dropped 21.4% to P$300 million from P$382 million in the same period of previous year.

Exploitation income for each business segment for 2003 and 2002 second quarters is broken down as follows:

(stated in million pesos)	2003	2002
Oil and Gas Exploration and Production	255	291
Refining	35	(11)
Petrochemicals	33	88
Hydrocarbon Marketing and Transportation	6	6
Electricity	27	15
Affiliates under joint control	1	4
Corporate Center, Other discontinued investments and eliminations	(57)	(11)
Total	300	382

Equity in earnings of affiliates: Equity in earnings of affiliates totaled P$137 million and P$111 million in both periods, respectively. Equity in earnings of utilities totaled P$123 million in 2003 quarter and P$81 million in 2002 quarter. Considering the uncertainty that characterizes such companies' businesses, such investments were valued up to their recoverable value. The above increase is attributable to the significant recovery in the listed price of such companies' shares in the second quarter of 2003. The Company's management believes that in the current scenario the listed price of shares is the most objective indicator to determine the respective recoverable values.

In addition, equity in earnings of Refinor dropped P$9 million as a consequence of the strong impact of holding gains (losses) on inventories for the same period of previous year derived from the strong devaluation in such period.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) accounted for P$83 million and P$276 million losses for 2003 and 2002 quarters, respectively. Such reduction is attributable to the exchange rate appreciation in 2003 quarter compared to 2002 quarter. Interest expense dropped to P$99 million from P$280 million boosted by a decline in the dollar price and a 5.8% drop in the average dollar-denominated indebtedness. Income from measurement of derivative instruments accounted as non-hedge instruments declined to P$40 million from P$87 million mainly as a result of the impact of the peso depreciation in the same period of previous year. In 2002 second quarter, such negative effects were offset by a P$33 million gain from exposure to inflation, net of the exchange difference effects and the conversion into pesos of foreign assets.

Other expenses, net: Other expenses, net totaled P$55 million and P$34 million in the same period of previous year. In both periods, estimated future contingencies related to compliance with the crude oil transportation contract subscribed with OCP, accounted for P$39 million and P$33 million losses, respectively. In addition, 2003 quarter losses were mainly attributable to: (i) P$11 million impairment charge to write off book value of interest in Faro Vírgenes area for valuation at net realizable value; and (ii) P$8 million reserve on the book value of loans granted to hydrocarbon production joint ventures in Venezuela given the Venezuelan crisis context.

Analysis of exploitation income by business segment

Oil and Gas Exploration and Production

Exploitation income: Exploitation income for the Oil and Gas Exploration and Production business segment dropped to 12.4% P$255 million in 2003 second quarter from P$291 million in 2002 quarter. Such drop mainly derived from (i) a 29% decline in the US dollar price in real terms which adversely affected the dollar-denominated flow from foreign operations and, to a lesser extent, the flow from the country's operations, and (ii) a 12.2% drop in oil and gas sales volume. Such drop is partially offset by a P$21 million gain in other exploitation income compared to a P$11 million loss in the same period of previous year.

The table below shows the Company's exploitation income for Oil and Gas Exploration and Production business segment:

	2003	2002
Net sales	622	770
Costs of sales	(342)	(402)
Gross profit	280	368
Administrative and selling expenses	(43)	(63)
Exploration expenses	(3)	(3)
Other exploitation income (expense) , net	21	(11)
Exploitation income	255	291

Net sales: net sales for 2003 second quarter decreased 19.2% to P$622 from P$770 million in 2002 second quarter mainly due to the combined effect of a drop in prices and sales volumes.

During 2003 second quarter, including the effects of hedging transactions and the tax on exports, the average crude oil price decreased 9.3% to P$54.7 per barrel from P$60.3 per barrel in 2002 quarter.

The drop in sales prices derived from the beforementioned decline in the dollar price in addition to existing limitations to increase gas sales prices. Such effects were partially offset by a 10.3% increase in international crude oil prices along with a 49% increase in the production exposed to the WTI, on account of a reduction in hedged volumes and this allowed to capitalize on the quarter's high prices.
In such respect, the crude oil hedging policy accounted for a P$19 million and a P$117 million opportunity cost in both periods, respectively. For the rest of the year, the Company has an extended hedge, but under put contracts that allow for a downside protection against low crude oil price without limiting the upside potential due to WTI increases.

Tax on exports in Argentina accounted for a P$14 million and P$24 million lower revenue in 2003 and 2002 quarters, respectively.

Combined sales volumes of oil and gas decreased to 160.9 thousand boe/d in 2003 second quarter from 183.2 thousand boe/d. Oil sales volumes dropped to 113.1 thousand bbl/d or 7.5% from 122.3 thousand bbl/d in the same period of previous year. Gas sales volumes dropped 21.5% to 286.5 million cubic feet per day in 2003 quarter from 364.9 million cubic feet per day in the same period of previous year. The drop in sales volumes is in line with the restrictive investment policy implemented in 2002. Though such policy proved to be effective in 2002 context to protect operating cash flow, it delayed the development of hydrocarbon reserves to cover the natural fields decline.

Argentina

In Argentina, sales decreased 19.7% to P$351 million from P$437 million in 2002 quarter due to the combined effect of a 5.5% decline in sales prices and a 15.6% drop in sales volumes as a consequence of the mature fields decline as a result of investments cuts and a reduction in the demand for gas at the beginning of the quarter.

Crude oil sales dropped to P$319 million from P$370 million in 2002 quarter. The crude oil price per barrel dropped to P$62 from P$66.5 in 2002 quarter. Sales volumes decreased 7.8% to 56.5 thousand bbl/d in 2003 quarter from 61.3 thousand bbl/d in 2002 quarter.

Natural gas sales revenues declined to P$30 million from P$66 million in 2002 quarter. Daily gas sales volumes dropped 25.2% to 220.3 million cubic feet on account of the restrictive investment policy in 2002 and a reduction in the demand for gas at the beginning of 2003 quarter. Sales prices fell 39.3% to P$1.50 per thousand cubic feet from P$2.47 per thousand cubic feet pursuant to the Public Emergency Law provisions which limit the possibility of increasing the sales price of the gas sold in the domestic market, mainly in connection with sales agreements entered into with utility companies.

Outside of Argentina

Combined sales of oil and gas outside of Argentina dropped 18.6% to P$271 million in the period under review from P$333 in 2002 quarter. Total oil and gas sales volumes decreased 7% to 67.7 thousand boe/d. The average sales price of oil per barrel dropped to P$47.4 or 12.3% from P$54.1 in 2002 quarter.

Venezuela

Oil and gas sales in Venezuela dropped 31.3% to P$145 million in 2003 second quarter from P$211 million in 2002 quarter. The average oil sales price per barrel dropped 17.8% to P$38.2 in 2003 quarter from P$46.5 in 2002 quarter.

Daily sales volumes of oil equivalent dropped to 43.9 thousand barrels 17.8% in 2003 quarter compared to 53.4 thousand barrels in 2002 quarter mainly as a consequence of (1) the natural fields decline on account of the investment cuts and (2) the effects of the difficulties involved in resuming production in the wells affected by PDVSA strike. As of the date of these financial statements, production at the four fields is normal and the effects of the abovementioned strike have been overcome.

Bolivia

Combined oil and gas sales in Bolivia dropped 6.9% to P$27 million from P$29 million in the same period of previous year. Combined daily oil and gas sales volumes increased 11.3% to 7.9 thousand boe/d in 2003 quarter from 7.1 thousand boe/d in 2002 quarter as a consequence of increased gas exports to Brazil. The sales price of gas decreased to P$5.13 per thousand cubic feet from P$5.68 per thousand cubic feet in the same period of previous year.

Peru

Combined oil and gas sales in Peru decreased 8.9% to P$82 million in 2003 quarter from P$90 million in 2002 quarter. This drop was mainly boosted by an 11.7% fall in oil sales prices per barrel to P$73.3 from P$83 in the same period of previous year, partially offset by a 6.5% increase in oil and gas sales volumes to 13.1 thousand boe/d from 12.3 thousand boe/d.

Ecuador

Oil sales in Ecuador increased to P$16 million in 2003 quarter on account of the approval of the Development Plan for Block 18 in 2002 fourth quarter while no significant sales were recorded in the same period of previous year.
Daily crude oil sales volumes in 2003 second quarter, net of the Government's interest, totaled 2.8 thousand barrels per day.

Gross profit: Gross profit for this business segment dropped 23.9% to P$280 million in 2003 second quarter from P$368 million in 2002 quarter in line with the decline in the dollar price and, to a lesser extent, lower sales volumes. Gross margin on sales decreased to 45% in 2003 quarter from 47.8% in 2002 quarter.

Administrative and selling expenses: Administrative and selling expenses decreased to P$43 million from P$63 million in 2002 quarter mainly reflecting the effects of the decline in the dollar price. The administrative and selling expenses to sales ratio was 6.9% in 2003 quarter and 8.2% in 2002 quarter.

Other exploitation income: Other exploitation income for 2003 quarter accounted for a P$21 million gain compared to an P$11 million loss in 2002 quarter. Exploitation income for the period under review mainly results from the favorable resolution of commercial disputes in Venezuela. The 2002 quarter includes P$9 million as a result of the resolution of commercial disputes and penalties paid to contractors for contract termination as a consequence of the investment plan reduction.

Refining

Exploitation income: Exploitation income for the Refining business segment totaled P$35 million in 2003 quarter compared to an P$11 million loss in 2002 quarter, boosted by a general recovery in 'contribution margins and increased sales volumes.

	2003	2002
Net sales	324	269
Costs of sales	(272)	(264)
Gross profit	52	5
Administrative and selling expenses	(14)	(12)
Other exploitation (expenses) income, net	(3)	(4)
Exploitation income (loss)	35	(11)

Gross profit: Gross profit increased P$47 million to P$52 million in 2003 second quarter from P$5 million. Gross margin on sales increased to 16% in 2003 quarter from 2% in 2002 quarter. Gross margin improvement mainly derived from improved operations in the domestic market as a consequence of the combined effect of increased volumes and improved operations competitiveness resulting from higher sales prices and lower dollar-denominated supply costs.

In the period under review, domestic market sales prices increased 10%, 30%, 26% and 12% for diesel oil, gasoline, by-products of the reformer process and heavy products, respectively. Such increases reflect the gradual recovery in prices during 2002 second semester. Conversely, and mainly as a consequence of the effect of a decline in the dollar price, heavy products, paraffins and diesel oil export prices decreased 24%, 27% and 13%, respectively.
As regards costs, in 2003 second quarter the average crude oil price decreased 14.9% to P$73.4 per barrel compared to P$86.2 per barrel in 2002 quarter due to the impact of the decline in the dollar price. The average cost of operations in 2003 quarter reflects the application of Resolution 85/03. Such Resolution ratified the agreement signed between Producers and Refineries (effective through July 2003) whereby refineries committed themselves to reflect a reference crude oil price of US$28.5 per barrel in the prices offered by them to the domestic market.

Within this relative price context and in line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil volumes processed increased 27.5% to 36,732 bbl/d in 2003 quarter.

Net sales: net sales of refinery products increased 20% to P$324 million in 2003 quarter, from 269 mainly boosted by increased sales volumes in addition to higher local sales prices for gasoline and diesel oil.

Total sales volumes in 2003 quarter increased 24% mainly due to higher diesel oil sales to re-sellers. Sales volumes in Argentina increased an average of 53% with increases of 103%, 168%, 63% and 8% for diesel oil, asphalts, heavy products and gasolines, respectively. Such volumes allowed for a market share growth to 4.4% in 2003 quarter from 3.8% in 2002 quarter for diesel oil and to 3% in 2003 quarter from 2.3% in 2002 quarter for gasolines. This is particularly significant within a context of a 0.8% and 13.6% demand shrinkage, respectively.

Export volumes decreased 13%, mainly diesel oil (36%) and paraffins (29%), reflecting the effects of a trade policy that prioritized higher contribution margins and the consequent development of the domestic market.

Other exploitation income: Other exploitation income accounted for P$3 million and P$4 million losses for 2003 and 2002 second quarters, respectively. In the period under review, such loss is attributable to a provision for environmental remediation and in 2002 quarter to the underabsorption of fixed costs in relation to reduced crude oil volumes processed.

Petrochemicals

Exploitation income: Exploitation income for the Petrochemicals business segment decreased 63% to P$33 million in 2003 second quarter from P$88 million in 2002 second quarter mainly due to a drop in styrenics business margins and a significant shrinkage in sales volumes, mainly in Brazil.

	2003	2002
Net sales	270	336
Costs of sales	(210)	(222)
Gross profit	60	114
Administrative and selling expenses	(25)	(30)
Other exploitation (expenses) income, net	(2)	4
Exploitation income	33	88

Gross profit: Gross profit dropped 47.4% to P$60 million from P$114 million. Gross margin on sales decreased to 22.2% in 2003 quarter from 33.9% in 2002 quarter.

As regards styrenics, sales volumes dropped and sales margins decreased as a consequence of lower international prices and, to a lesser extent, higher supply costs. As regards sales volumes, the Brazilian market shrinkage was a determining factor. In 2003 second quarter, the Brazilian industry has faced its worst crisis after the second quarter of 1999 when the *real* devaluation took place.

Regarding fertilizers, in spite of the significant recovery in sales volumes, the margin was lower compared to 2002 quarter due to an increased participation of resale products in the final mix.

Net sales: Net sales dropped 19.6% to P$270 million in 2003 quarter from P$336 million in 2002 quarter, mainly in styrenics, due to the shrinkage of the demand in Brazil, the effect of the dollar depreciation on sales prices and lower international prices.

In Argentina, styrenics sales decreased 16.2% to P$109 million from P$130 million mainly due to a 12% drop in sales volumes (22% in exports and 2% in local sales) and reduced prices (15% and 3% for styrene and polystyrene, respectively), as a consequence of the dollar depreciation and in line with a 5% and 2% drop, respectively, in their international reference prices.

Styrene sales volumes dropped 34% due to a 60% decrease in exports in line with the Brazilian market shrinkage. Domestic market sales rose 16% as a consequence of the market recovery.

Polystyrene sales volumes (crystal, high impact and bi-oriented polystyrene) dropped an average of 16% compared to 2002 quarter. Crystal and high impact polystyrene volumes decreased 31% in the domestic market due to reduced stocks in transformer industries in the light of price drop prospects as a consequence of the war in Iraq, and a 25% reduction in the export market in line with the Brazilian market shrinkage. Bi-oriented polystyrene sales volumes increased 88% as a consequence of increased exports to the European market.

Synthetic rubber total sales volumes rose 11% due to a 37% increase in domestic market sales, mainly SBR rubber (55%) on account of import substitution in the pneumatic industry. As regards rubber, the average price dropped 3%.

Fertilizers sales increased 27.5% to P$65 million from P$51 million mainly due to increased sales volumes, partially offset by a 18% drop in prices. Volumes increased 45%, mainly resale products and liquid fertilizers produced by the Company. It is worth mentioning that 2002 quarter was characterized by reduced operations on account of the prevailing uncertain market scenario.

Innova sales for 2003 second quarter decreased 39.4% to P$97 million from P$160 million as a consequence of a strong shrinkage in volumes and, to a lesser extent, a reduction in sales prices. As a consequence of the low demand in Brazil, styrene and polystyrene sales volumes significantly declined 18% and 44% (37% in the domestic market and 72% in exports), respectively. Styrene and polystyrene average sales prices dropped 17% and 34%, respectively. Given the strong shrinkage in demand in Brazil and the high level of polystyrene stocks, the Company brought forward the crystal polystyrene plant shutdown scheduled for September 2003. Such shutdown lasted 48 days.

Administrative and selling expenses: administrative and selling expenses declined to P$25 million from P$30 million mainly due to the effect of inflation on expenses in 2002 quarter.

Other exploitation income: other exploitation income accounted for a P$2 million loss in 2003 quarter compared to a P$4 million gain in the same period of previous year. The period under review mainly includes a provision for environmental remediation.

Hydrocarbon Marketing and Transportation

Exploitation income: Exploitation income for the Hydrocarbon Marketing and Transportation business segment totaled P$6 million in 2003 and 2002 quarters.

Exploitation income for this business segment is broken down as follows:

	2003	2002
Net sales	17	5
Costs of sales	(14)	(2)
Gross profit	3	3
Administrative and selling expenses	-	(1)
Other exploitation income, net	3	5
Exploitation income	6	7

The Company's own operations include oil, gas and LPG brokerage services. Sales revenues significantly increased in the period under review to P$17 million from P$5 million as the Company closed a specific oil transaction during 2003 second quarter taking advantage of logistics comparative advantages, though with low contribution margins. The reduced margin in the period under review derives from discontinuance of certain brokerage operations performed in 2002 quarter, which contributed P$1 million.

Other exploitation income: As regards advisory services provided to TGS's technical operator, the Company posted P$3 million and P$4 million gains in 2003 and 2002 quarters, respectively.

Electricity

Exploitation income: Exploitation income for the Electricity business segment rose to P$27 million or 80% in 2003 quarter from P$15 million in 2002 quarter. Higher power prices resulted in increased operations profitability. The 2002 quarter includes a P$3 million gain from equity in earnings of Conuar S.A., which asset was divested in 2002 fourth quarter.

Exploitation income for this business segment is broken down as follows:

	Electricity Generation		Conuar/Fae		Others		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Net sales	55	50	-	12	2	3	57	65
Costs of sales	(33)	(43)	-	(7)	(1)	(2)	(34)	(52)
Gross profit	22	7	-	5	1	1	23	13
Administrative and selling expenses	(2)	(2)	-	(1)	-	-	(2)	(3)
Other exploitation income (expenses), net	-	-	-	(1)	6	6	6	5
Exploitation income	20	5	-	3	7	7	27	15

Electricity Generation

Net sales: Net sales of electricity generation increased 10% to P$55 million from P$50 million in 2002 quarter as a consequence of increased electricity sales prices partially offset by a reduction in sales volumes.

The increase in energy sales prices was mainly attributable to the following: (a) energy deliveries by less efficient machines at higher market prices as a result of reduced gas supply availability during the first half of June 2003 as a consequence of lower temperatures and increased gas consumption by industries. The latter circumstance did not affect Genelba Power Plant operations given the firm gas supply contracts entered into; (b) the effect of the following regulatory changes: (i) during the 2003 April / October period, collection of additional energy income for guaranteed supply to the electricity market, recording higher sales (P$4 million); (ii) increased equipment maintenance costs derived from devaluation and (iii) increased power price.

Net sales attributable to Genelba Power Plant in 2003 quarter increased 9.5% to P$46 million from P$42 million. The average monomic price of energy and power delivered increased 34.6% to P$42.8 per MWh in 2003 quarter from P$31.8 per MWh in 2002 quarter, reflecting the above mentioned effects. In 2003 quarter energy delivered dropped 19.8% to 1,067 GWh from 1,330 GWh in 2002 quarter with a plant factor reduction from 82.2% in 2002 quarter to 63.7% in 2003 quarter. In spite of this decline, the Power Plant operated at full capacity during higher price periods.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased to P$9 million in 2003 quarter from P$8 in 2002 quarter. The average monomic price of energy and power delivered increased 24.1% to P$37.6 per MWh from P$30.3 per MWh in 2002 quarter. In 2003 quarter, energy delivered dropped 4.8% to 217 GWh from 228 GWh in 2002 quarter. In accordance with the Energy Support Price Method mechanisms and as a result of the prices recorded in both fiscal years and future estimates, the Company recorded a P$1 million gain in both periods.

Gross profit: Gross profit for the generation business totaled P$22 million in 2003 quarter and P$7 million in 2002 quarter. Gross margin increased to 40% in 2003 quarter from 14% in 2002 quarter, mainly boosted by increased generation prices.

Other exploitation income: income from advisory services provided to Edesur S.A.'s technical operator totaled P$6 million in both periods

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the six-month periods ended June 30, 2002, 2001 and 2000 should be read together with the financial statements attached hereto and does not have the retroactive effect under the new professional accounting standards.

Balance sheet

(millions of argentine pesos)	06-30-03	06-30-02	06-30-01	06-30-00	06-30-99
Current assets	2,442	3,554	2,400	2,695	2,750
Noncurrent assets	10,873	13,091	10,884	8,944	8,468
Total assets	13,315	16,645	13,284	11,639	11,218
Current liabilities	2,720	5,423	3,070	1,644	2,235
Noncurrent liabilities	5,242	6,015	3,719	4,117	3,881
Sub-Total	7,962	11,438	6,789	5,761	6,116
Transitory differences on derivatives and conversion	(119)	-	-	-	-
Minority interest in subsidiaries	470	58	37	33	28
Shareholders' equity	5,002	5,149	6,458	5,845	5,074
Total	13,315	16,645	13,284	11,639	11,218
Working capital	(278)	(1,869)	(670)	1,051	515

Statement of Income

(millions of argentine pesos)	Six-month period ended,				
	06-30-03	06-30-02	06-30-01	06/30/2000	06/30/1999
Gross profit less administrative and selling expenses and exploration expenses	618	583	353	356	244
Equity in non-operating earnings of affiliates	149	(844)	126	103	185
Other (expenses) income, net	(109)	24	229	101	(53)
Financial income (expense) and holding gains (losses)	(97)	(717)	(202)	(165)	(165)
Subtotal	561	(954)	506	395	211
Income tax	(129)	(84)	(13)	(28)	(20)
Minority interest in subsidiaries	(12)	(6)	(2)	(4)	7
Net income for the period	420	(1,044)	491	363	198

	06-30-03	06-30-02	06-30-01	06-30-00	06-30-99
a- *Current ratio* (Current assets / Current liabilities)	0.898	0.655	0.782	1.639	1.230
b- *Acid Test* ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.513	0.423	0.504	0.971	0.878
c- *Total Indebtedness* (Total liabilities / Shareholders' equity)	1.592	2.222	1.051	0.986	1.206
d- *Current liabilities / Total liabilities*	0.342	0.474	0.452	0.285	0.365
e- *(Total liabilities + Minority interest)/ Shareholders' equity*	1.686	2.233	1.057	0.991	1.211
f- *Income before income tax and minority interest/ (Shareholders' equity - Net income)*	0.245	(0.308)	0.169	0.144	0.087

(*) Annualized

LISTED PRICE OF PETROBRAS ENERGIA'S SHARE

	1999	2000	2001	2002	2003
January	4.07	3.98	4.28	6.00	6.18
February	4.07	4.70	3.70	6.30	6.25
March	4.70	4.01	3.95	6.60	6.20
April	6.21	3.70	4.00	6.15	6.10
May	6.04	3.62	3.85	5.05	5.53
June	5.75	4.03	3.50	6.00	6.30
July	5.65	4.00	3.20	4.95	6.40
August	5.82	4.02	3.35	4.98	
September	6.05	3.80	2.82	5.25	
October	6.02	3.40	2.75	5.25	
November	5.31	3.63	2.62	5.30	
December	5.12	3.75	3.90	5.90	

PETROBRAS ENERGIA'S STATISTICAL DATA

	For the six-month period ended June 30,				
	2003	2002	2001	2000	1999
Crude oil sales (thousands of barrels)					
Argentina	9,792	10,761	11,786	8,834	9,510
Venezuela	6,444	9,003	7,785	6,116	5,822
Peru	2,103	1,999	2,110	2,232	2,413
Bolivia	244	247	257	177	73
Ecuador	491	-	-	-	-
Total	19,074	22,010	21,938	17,359	17,818
Natural gas sales (thousands of cubic feets)					
Argentina	38,862	49,722	50,608	26,610	29,407
Venezuela	3,237	4,563	3,257	2,067	950
Peru	1,510	1,508	1,550	1,551	1,279
Bolivia	7,077	6,627	6,634	3,566	3,088
Total	50,685	62,420	62,049	33,794	34,724
Petrochemical sales (tons)					
Fertilizer	175,117	106,705	178,524	163,390	156,090
SBR	29,010	23,500	24,155	27,200	28,770
Styrene	62,867	62,102	49,291	48,950	23,120
Propylene	12,523	10,789	9,452	7,394	-
Polystyrene	65,009	74,316	74,403	38,890	38,387
Refining products sales					
Aromatics (tons)	25,753	25,717	32,804	25,520	42,000
Bencen (tons)	25,468	20,207	24,186	16,810	23,083
Gasoline (m3)	54,346	53,810	63,118	72,350	57,494
Gas Oil (m3)	415,515	281,816	397,927	348,340	449,822
Other middle distillates (m3)	4,430	6,087	12,397	14,150	23,727
Asfalts (tons)	35,830	18,534	43,741	27,320	35,832
Paraffins (tons)	59,182	79,084	41,209	47,831	-
Reformer plant products (tons)	34,064	32,209	33,092	28,189	-
Other heavy products (tons)	244,862	203,836	161,843	116,264	206,508
Electricity generation (gwh)					
Energy produced	2,271	2,790	2,316	2,559	1,878
Contracted sales	843	822	527	595	876
Spot sales	1,773	2,206	2,041	2,020	1,014
Total sales	2,616	3,028	2,568	2,615	1,890

Outlook

We will continue to evaluate all of our assets throughout this year, with a view to consolidating the Company's portfolio in the assets regarded as having the greatest potential and highest profitability.

As a part of our action plan for the second half of 2003, investments will be basically focused on Oil & Gas, especially in Argentina, Venezuela and Ecuador.

In the field of public utility companies, we will continue to work to obtain a reasonable and fair adjustment of the relevant rates.

The Company is strongly positioned to face the short-term challenges that we are bound to encounter in the remaining months of 2003, and to resume investment and growth plans in the new context of the Argentine economy.

Oscar Vicente
Director

Alberto Guimarães
Director

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INDEPENDENT PUBLIC ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Petrobras Energía S.A. (formerly Pecom Energía S.A):

1. We have made a limited review of the accompanying consolidated balance sheet of Petrobras Energía S.A. (an Argentine Corporation) and its subsidiaries as of June 30, 2003, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the six-month period then ended. These consolidated financial statements are the responsibility of the Company's management.

2. We have not performed a limited review of the financial statements of Distrilec Inversora S.A. as of June 30, 2003, whose balances represent 11% of assets, 11% of liabilities, 9% of net sales, and 3% of net income of the Company's respective total consolidated as of June 30, 2003, and for the six-month period then ended. These financial statements were reviewed by other auditors whose report, which has been furnished to us, included an uncertainty regarding the effects that measures to be taken by the Government, as mentioned in note 8 VI to the consolidated financial statements, could have on the financial position, results of operations and future cash flows of its affiliate Empresa Distribuidora Sur S.A. (Edesur S.A.). In addition, such auditors' report mentioned that Edesur S.A. is in the process of negotiating the rescheduling of the due dates for certain debts. The financial statements of Distrilec Inversora S.A. and the Company do not include any adjustment that might result from the resolution of these uncertainties or the negotiations mentioned above.

3. Except as described in paragraph 5, we conducted our review in accordance with auditing standards generally accepted in Argentina for the review of financial statements for interim periods. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. The accompanying consolidated financial statements as of June 30, 2003, are presented in conformity with accounting principles generally accepted in Argentina. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina, do not conform with accounting principles generally accepted in the United States of America. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the United States of America have not been quantified.

5. We have not made a limited review of the financial statements as of June 30, 2003 of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Empresa Boliviana de Refinación S.A. nor were we able to satisfy ourselves by other procedures as to the investment and equity in earnings balances of Argentine pesos 465,000,000 and Argentine pesos 112,000,000, respectively.

6. As described in note 1 to the consolidated financial statements, the Company has not consolidated proportionally the investment in the affiliate Compañía de Inversiones de Energía S.A., as required by regulations of the National Securities Commission and accounting principles generally accepted in the City of Buenos Aires, Argentina. The effects of such matter in the financial position as of June 30, 2003 and results of operations for the six-month period then ended have not been quantified by the Company.



Ernst & Young

7. As described in note 2 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has not recognized the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003, as required by the accounting principles generally accepted in the City of Buenos Aires, Argentina. The effects of such matter in the financial position as of June 30, 2003 and results of operations for the six-month period then ended have not been quantified by the Company.

8. As described in note 2 to the consolidated financial statements, in accordance with the regulations of the National Securities Commission, the Company has recorded its deferred tax assets and liabilities at their nominal values. The accounting principles generally accepted in the City of Buenos Aires, Argentina, establish that such assets and liabilities must be booked at their discounted values. The effects of such matter in the financial position as of June 30, 2003 and results of operations for the six-month period then ended have not been quantified by the Company.

9. Based on our review and on the other auditors' report mentioned in paragraph 2., except for the effect of the adjustments, if any, as might have been required had there been no limitation in the scope of our work described in paragraph 5 and the uncertainties described in paragraph 2, and except for the effect of not consolidating proportionally the investment mentioned in paragraph 6, we are not aware of any material modifications that should be made to the consolidated financial statements mentioned in paragraph 1 for them to be in conformity with the Business Association Law and the pertinent regulations of the National Securities Commission, and except for the effect of the matters discussed in paragraphs 6, 7 and 8 with accounting principles generally accepted in the City of Buenos Aires, Argentina.

10. Regarding the balance sheet of Petrobras Energía S.A. as of December 31, 2002, and the statements of income, changes in shareholders' equity, and cash flows of Petrobras Energía S.A. for the six-month period ended June 30, 2002, presented for comparative purposes, we further report that:

    a) On March 11, 2003, we issued an audit report on the financial statements of Petrobras Energía S.A. and its consolidated financial statements as of December 31, 2002, which included a qualification related to an uncertainty to the ultimate realization of the investments in its affiliates Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., and Hidroneuquén S.A. in the amount of approximately Argentine pesos 175,000,000 Such financial statements include the effects of the accounting changes mentioned in note 2 to the consolidated financial statements but they do not consider the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2002.

    b) On August 8, 2002, we issued a limited review report on the financial statements of Petrobras Energía S.A. and its consolidated financial statements for the six-month period ended June 30, 2002, which included a scope limitation since a limited review as of June 30, 2002 of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., and Enron de Inversiones de Energía S.C.A. had not been performed. The financial statements of Petrobras Energía S.A. and its consolidated financial statements for the six-month period ended June 30, 2003 include the accounting changes mentioned in note 2 to the consolidated financial statements but do not include the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003.

Buenos Aires, Argentina
August 7, 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol.1 - F°13



DANIEL G. MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.A.B.A. Vol.175 - F°221

PETROBRAS ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
Net sales	2,343	2,575
Costs of sales (Note 22.c)	(1,443)	(1,637)
Gross profit	900	938
Administrative and selling expenses (Note 22.e)	(255)	(304)
Exploration expenses (Note 22.e)	(16)	(13)
Other exploitation expenses, net (Note 15.c)	(11)	(11)
Exploitation income	618	610
Equity in earnings of affiliates (Note 8.b)	149	(752)
Financial income (expenses) and holding gains (losses), net		
Generated by Assets (Note 11)	(132)	5,565
Generated by Liabilities (Note 11)	35	(6,907)
Other (expenses) income, net (Note 15.d)	(109)	40
Income (loss) before income tax and minority interest in subsidiaries	561	(1,444)
Income tax provision	(129)	(33)
Minority interest in subsidiaries	(12)	6
Net income (loss)	420	(1,471)
Earning (losses) per share (Note 3.l)	0.539	(1.887)

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
CURRENT ASSETS		
Cash	83	93
Investments (Note 8.a)	622	724
Trade receivables	689	784
Other receivables (Note 15.a)	565	734
Inventories (Note 7)	347	356
Other assets	136	178
Total current assets	2,442	2,869
NONCURRENT ASSETS		
Trade receivables	22	21
Other receivables (Note 15.a)	93	220
Inventories (Note 7)	62	39
Investments (Note 8.a)	1,219	1,103
Property, plant & equipment (Note 22.a)	9,458	10,433
Other assets	19	24
Total noncurrent assets	10,873	11,840
Total assets	13,315	14,709
CURRENT LIABILITIES		
Accounts payable	624	670
Short-term debt (Note 11)	1,520	1,543
Payroll and social security taxes	93	76
Taxes payable	96	126
Reserves (Note 13.f)	32	28
Other liabilities (Note 15.b)	355	344
Total current liabilities	2,720	2,787
NONCURRENT LIABILITIES		
Accounts payable	6	9
Long-term debt (Note 11)	4,662	6,130
Payroll and social security taxes	26	25
Taxes payable	20	120
Other liabilities (Note 15.b)	370	496
Reserves (Note 13.f)	158	86
Total noncurrent liabilities	5,242	6,866
Total liabilities	7,962	9,653
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	(50)	-
Foreign currency translation	(69)	-
Total transitory differences	(119)	-
MINORITY INTEREST IN SUBSIDIARIES	470	474
SHAREHOLDERS' EQUITY (Per respective statements)	5,002	4,582
	13,315	14,709

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

(Stated in millions of Argentine pesos - See Note 1.c)

	2003							2002
	Capital stock			Retained earnings				
	Capital stock	Adjustment to capital stock	Additional paid-in capital on sales of own stock (a)	Legal reserve	Tresury stock	Unappropriated retained earnings	Total	Total
Balances at beginning of the year	779	934	56	342	-	2,875	4,986	6,193
Changes in balance at beginning of the year due to change in accounting method (Note 2)	-	-	-	-	(33)	(371)	(404)	(38)
Adjusted balances at beginning of the year	779	934	56	342	(33)	2,504	4,582	6,155
Net income (loss)	-	-	-	-	-	420	420	(1,471)
Balances at end of the period	779	934	56	342	(33)	2,924	5,002	4,684

(a) See Note 3.o).

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
Cash provided by (used in) operations:		
Net income (loss)	420	(1,471)
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	12	(6)
Equity in earnings of affiliates	(149)	752
Financial (income) expense, net	(313)	549
Dividends collected (Note 8.c)	9	4
Depreciation of property, plant and equipment	433	562
Impairment of unproved oil and gas properties	10	-
Allowance for contractual commitment OCP	89	33
Impairment of assets	38	-
Discount of assets and liabilities	(36)	-
Income from sale of Pecom Agra S.A.	-	(80)
Income tax provision	129	33
Income tax provision cash	(3)	(54)
Accrued interest	238	473
Interest paid	(245)	(306)
Other	13	(12)
Changes in assets and liabilities:		
Trade receivables	92	(104)
Other receivables	233	(96)
Inventories	(24)	(64)
Other assets	66	-
Accounts payable	(98)	(110)
Payroll and social security taxes	18	(85)
Taxes payable	(59)	143
Other liabilities	(64)	418
	809	579
Payments in advance	(186)	(354)
Net cash provided by operations	623	225
Cash provided by (used in) investing activities:		
Net increase in investments other than cash and cash equivalents	(92)	(9)
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(378)	(360)
Contributions and advances to unconsolidated affiliates	(12)	(105)
Return of dividends collected	-	(6)
Net cash used in investing activities	(482)	(480)
Cash provided by (used in) financing activities:		
Net increase (decrease) in short-term debt	27	(160)
Payments of long-term debt	(134)	(1,003)
Increase in long-term debt	-	176
Net cash used in financing activities	(107)	(987)
Devaluation and inflation effect on cash	(134)	869
Decrease in cash	(100)	(373)
Cash and cash equivalents at beginning	725	1,269
Cash and cash equivalents at end	625	896

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003
(Amounts stated in millions of Argentine pesos — see Note 1.c, unless otherwise indicated)

1. Basis of presentation

Petrobras Energía S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV"), and except for the matters described in Note 2, with accounting principles generally accepted in Buenos Aires City, Argentina ("Argentine GAAP").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolutions No. 4 and 19 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía S.A. (hereinafter "Petrobras Energía " or "The Company") has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Energía exercises exclusive or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company's operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company's proportional interest in the subsidiary's assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control or significant influence are disclosed in Note 22.f).

Companies under joint control includes the interests in Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica S.A.("Citelec S.A."). As of June 30, 2003, and 2002, and as of December 31, 2002, the Company consolidated proportionally line by line the assets, liabilities, income (loss) and cash flows of Distrilec Inversora S.A. The Company has not consolidated proportionally the interests in: (i) Compañía de Inversiones de Energía S.A. due to the uncertainty over the evolution of its business (see Note 8.VI), and (ii) Citelec S.A. taking into account the intention to divest of such equity as stated by Petrobras Participaciones when 58,62% of the shares in the Company were transferred to Petrobras. In order to preserve the information's homogeneity, the Company did not consolidate proportionally line by line, in its comparative financial statements, the assets, liabilities, income (loss) and cash flows of Citelec S.A.

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company's Management, the transactions carried out abroad have been classified as "not integrated" to the Company's transactions in Argentina. Such transactions are not an extension of the Company's transactions due to, among others, the following reasons:

a) transactions with the Company are not a high proportion of the entity's activities abroad;
b) activities of foreign business are partially financed with funds from its own transactions and with local loans;
c) sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor's financial statements; and
d) Company's cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

- Assets and liabilities stated at current value are converted at the closing exchange rates.
- Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using a current rate.
- Income (loss) is translated at the historical exchange rates.
- The translation effect arising from the translation of the financial statements is disclosed in the "Transitory differences -foreign currency translation" account.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from June 30, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001. Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 3.m), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with accounting principles generally accepted in the City of Buenos Aires and the Company has not quantified such effect. In the period between March to June 2003 deflation amounted to 3.3%.

Amounts as of December 31, 2002, and the income (loss) for the six-month period ended June 30, 2002, disclosed for comparative purposes result from restating the amounts in the financial statements as of such date following the guidelines indicated in the paragraph above.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company's direct interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

2. New accounting standards

These financial statements have been prepared in accordance with professional accounting standards effective in the City of Buenos Aires and the applicable CNV (Argentine Securities Commission) regulations to make the methods consistent with those used by the Parent, except for:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the non recongnition of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 1.c).

FACPCE Technical Resolutions Nos. 16, 17, 18, 19, and 20, approved as amended by the CPCECABA and adopted by the CNV through its General Resolution No. 434. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company's financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders' equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.

In addition, the Company amended the method used to recognize future estimated abandonment costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method. In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

Adopting new accounting standards has resulted in income in the amount of 24 during the six-month period ended June 30, 2003, and a 404 reduction to retained earnings at the beginning of the fiscal year, as disclosed below:

	Gain (loss)	
	June 30, 2003	December 31, 2002
Derivatives financial instruments (1)	11	(426)
Foreign currency translation (2)	69	-
Future abandonment costs (3)	-	45
Labor costs	2	(24)
Treasury stock (4)	-	(18)
Effects on affiliates	-	(8)
Discounted effect of nominal values of assets and liabilities (5)	31	(4)
Deferred tax (6)	(89)	31
	24	(404)

(1) In the past, the fair value of such instruments was not booked but the related income (loss) was recorded in income when losses and/or gains occurred as a result of the hedged position. Premiums paid were capitalized and amortized over the term of the option.

(2) In the past, gains (losses) on foreign currency translation were charged to income.

(3) In the past, these costs were accrued at nominal value and charged as a higher depreciation using the production units method.

(4) In the past the shares of Petrobras Energía Participaciones S.A. were one of the Company's assets.

(5) Calculated as provided for in CPCECABA Resolution MD No. 32/2002.

(6) In the past, the Company estimated income tax applying the effective rate on taxable income for the period regardless of any temporary differences between book and taxable income.

As established in the new accounting standards, there are certain transition regulations enabling to apply prospectively the valuation and disclosure method incorporated thereto. The transition standards applied by the Company, affecting the comparability of the financial statements, are:

a) The new methods for translating the financial statements of foreign subsidiaries stated in foreign currency were not applied retroactively.

b) The beginning balances resulting from the recognition, measurement, and booking of financial instruments qualified as effective hedge were not corrected.

3. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 22.d.

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 1.c).

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

- Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the "Financial income (expense) and holding gains (losses)" account.

- Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 7 and a market value of 3. Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient (CER), accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by the CER, plus an annual 2% interest rate.

In addition, as of June 30, 2003, the Company carries other securities with a market value that increased to 1, while their book value amounted to 3.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return at acquisition limited by the recoverable value.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates over which significance influence is exercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the

difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which it does not exercise significant influence: at acquisition cost restated in constant money or recoverable value, whichever is lower, as shown in Note 1.c) to the consolidated financial statements.

d) Trade receivables and payables

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

e) Financial receivables and payables

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) Other receivables and payables

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial meassurement, except for the deferred tax assets and liabilities. As established by CNV regulations, deferred tax assets and liabilities have not been discounted. This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money , according to Note 1.c), over which significance influence is exercised less related accumulated depreciation. Property, plant & equipment related to foreign transactions were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 1.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the unit of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2002 and 2001, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. The Company reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, the Company compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

The Company's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment, taken as hole, does not exceed its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company's commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company's own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on exports of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined. Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company will recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV's General Resolution No. 434. The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brasil, Peru Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30% 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 22.e). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In Ecuador, the explotation agreement for Block 18 provides for a schedule of differential royalties, that in the case of Pata field are applied over a production volume scale and for Palo Azul field, according to oil prices.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, as from August 2003, the Company will pay hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15336, as amended by Law No. 23164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The rate of those withholdings is 5% for certain refined products and 20% for the crude oil.

j) Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The related liabilities accrued as of the beginning of the year have been allocated as an change to the balances as of the beginning of the year with the computation of adjustments to retained earnings.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company's management based on the opinion of the Company's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company's business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings (losses) per share.

Earnings (losses) per share for the six-month periods ended June 30, 2003, and 2002, were calculated on the basis of the number of outstanding shares in each period. Since the Company does not have preferred assets or convertible debt securities, the basic earnings (losses) per share is equal to the diluted earnings(losses) per share.

m) Statement of income accounts

Restated into constant money through the end of the period, according to Note 1.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial (expense) income and holding gains (losses) are broken down as generated by assets and generated by liabilities. "Financial (expense) income, net" discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to note 1.c). Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

As of June 30, 2002, "Financial income (expense) and holding gains (losses)" includes net income from conversion and translation on non monetary assets of foreign operation, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be

allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

n) Shareholders – equity accounts:

They were restated into constant money, according to Note 1.c), as of year-end, except for "Capital stock" that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant money is disclosed under "Adjustment to capital stock". The account "Treasury stock" relates to the purchases of shares of Petrobras Energía Participaciones S.A. by Petrobras Energía, and are deducted from the shareholders' equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders' equity.

o) Additional paid-in capital on sales of own stock

The additional paid-in capital on sales of own stock, disclosed in the statement of changes in shareholders' equity, represents the difference between the selling price and the respective acquisition cost of Company's shares.

4. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement.

a) Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under "Transitory differences-Measurement of derivative financial instruments designated as effective hedge", and any other change is recognized under financial income (expense) for the year. Changes in the accounting measurement of derivate financial instruments recognized under "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" are subsequently reclassified to income (loss) for the year or years in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item.

Hedge accounting ceases for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

According to the transitional rules established by Technical Resolution No. 20 of the FACPCE, in the comparative six-month period as of June 30, 2002, and December 31, 2002, the current value of such instruments was not booked as assets or liabilities, whereas the related income (loss) was recognized symmetrically upon the occurrence of losses and/or income generated by the hedged position. Premiums paid were booked as assets and are amortized over the term of the option.

b) Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under "Financial income (expense) and holding gains (losses)". The difference between the current value of such instruments and the previous value booked by the Company as of December 31, 2002, was charged to unappropriated retained earnings.

5. Oil and gas areas and participation in joint ventures

As of June 30, 2003, the Company and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportional consolidation method are disclosed in Note 22.h).

The production areas in Argentina, Ecuador and Peru indicated in Note 22.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$6.40 per barrel as of June 30, 2003, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$26.78 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Sale of the interest in Catriel Oeste

The Board of Directors of Petrobras Energía approved assigning to Central International Corporation, Argentine Branch, on August 2003, the 85% interest over the rights and obligations on the concession of the Catriel Oeste area. On the basis of the Company's intention to divest itself of such interest and of the sales price established in the transaction, the price is US$ 7 million, the Company reduced the book value of such assets to the estimated realizable value, which triggered the recognition of a loss of 27 disclosed under "Other (expenses) income, net".

Sale of the interest in Faro Vírgenes

On June 26, 2003, Petrobras Energía sold to Geodyne Energy Inc., Argentine branch, the 50% equity interest over the rights and obligations pertaining to the Faro Vírgenes concession area. This transaction shall be settled over a ten-year period, in quarterly installments, whose value in US dollars shall be determined.as 8.8% of the total production of gas from the Faro Vírgenes area for each quarter. Petrobras Energía has the option to receive such consideration directly in gas.

On the basis of estimated future revenues, as of June 30, 2003, the Company recognized a loss of 11, disclosed under "Other (expenses) income, net".

Investment commitments

The Company operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of June 30, 2003, are approximately US$ 13 million through 2005.

6. Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the six-month period ended June 30, 2003, were made mainly to Petroleo de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol - YPF Trading y Transporte S.A. and EG3 S.A. and represented about 12%, 8%, 6% and 4%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

Sales for the six-month period ended June 30, 2002, were made mainly to Petroleo de Venezuela S.A., Petrobras, Repsol - YPF Trading y Transporte S.A. and Petroperú Petróleos del Perú S.A., and represented about 18%, 8%, 7% and 6%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
Crude oil stock	36	-	32	-
Materials	138	64	166	39
Work in progress and finished products - refining and petrochemical	161	-	149	-
Prepayments to vendors	13	-	9	-
Other	2	-	3	-
Reserve for materials' obsolescence (Note 13.f)	(3)	(2)	(3)	-
	347	62	356	39

8. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of June 30, 2003 and 2002 and for the six-month periods then ended and December 31, 2002, are as follows:

a. Investments

Name and issuer	2003 Cost	2003 Book value	2002 Book value
Current:			
Government securities	36	21	59
Certificates of tax credits	5	5	4
Certificates of deposit	216	216	83
Mutual funds	324	324	492
Loans to unconsolidated affiliates (Note 17)	55	55	79
Other	1	1	7
	637	622	724

Name and Issuer	2003 Cost	2003 Book Value	2002 Book Value
Noncurrent:			
Government securities	9	9	26
Loans to unconsolidated affiliates (Note 17)	112	112	-
Loans	161	161	245
Equity in affiliates (Note 22.b)	1,607	937	832
	1,889	1,219	1,103

b. Equity in earnings of affiliates

	2003	2002
Cerro Vanguardia S.A.	-	59
Cia. de Inversiones de Energía S.A.	53	(396)
Citelec S.A.	50	(262)
Empresa Boliviana de Refinación S.A.	(8)	(4)
Enron de Inversiones de Energía S.C.A.	-	(49)
Inversora Mata	2	-
Oleoductos del Valle S.A.	1	14
Petrolera Perez Companc S.A.	6	4
Petroquimica Cuyo S.A.	14	(13)
Refinería del Norte S.A.	15	(6)
Transportadora de Gas del Sur S.A.	16	(97)
Yacylec S.A.	1	(1)
Other	(1)	(1)
	149	(752)

c. Dividends collected from affiliates

	2003	2002
Petrolera Perez Companc S.A.	3	4
Yacylec S.A.	2	-
Oleoductos del Valle S.A.	1	-
Refinería del Norte S.A.	3	-
	9	4

I. Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a) Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class "A" shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b) Cia. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell its Class "A" shares representing 51% of CIESA's capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

There are certain disagreements between the Company and the Enron Group, which jointly control CIESA, as to the actual occurrence of an event of "change of shareholders". Under the CIESA Shareholders' Agreement, in the event of a change in the ultimate parent of a shareholder, such shareholder must offer its shares to the others. Although from opposing standpoints, both companies interpret that such an event has taken place: the Company interprets it has occurred with the bankruptcy of the Enron Group, while the Enron Group interprets it has occurred upon the transfer of the shares of Petrobras Energía.

c) Compañía Inversora en Transmisión Eléctrica S.A. ("Citelec"):

In its capacity as a shareholder of Citelec, the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d) Yacylec S.A. ("Yacylec"):

Over the entire term of the concession, the Class "A" shares in Yacylec shall remain posted as bond to guarantee compliance with the obligation undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of share.

II. Enecor S.A.

For the entire term of the concession, the Class "A" shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of shares.

III. Interest in Oleoducto de Crudos Pesados Ltd.("OCP") in Ecuador

Through its subsidiary Perez Companc International S.A., the Company became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.4 billion, which will be financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions. To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with OCP's financial obligations, in its capacity as client through Perez Companc Ecuador, as of June 30, 2003, the Company obtained letters of credit for a total amount of about US$ 189 million.

Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 barrels per day, for a term of 15 years as from commencement of OCP operations. The Company, as well as the remaining producers, shall pay a "ship or pay" fee that will cover, among others, OCP's operating costs and financial services.

As a result of the delays in Block 31 development plan due to the Company's investment plan overall reduction, upon the beginning of the oil pipeline operations period, during certain time the Company's future oil production from blocks 18 and 31 may be lower than the transportation capacity agreed upon. Even in that situation, the Company shall comply with its duties for the total oil volume agreed upon.

As of June 30, 2003, the Company has written off 124 representing contingent losses arising from the oil transportation contractual commitment of which 89 has been expensed in the six-month period ended June 30, 2003. Among other things, the update of the applicable crude oil transportation together with the period pending for commencement of operations in the oil pipeline, affect in 2003. In a worst-case scenario, the maximum contingent loss would amount to 140.

IV. Assets exchange

The Regular Shareholders' Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i) Petrobras Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represents a gain of 80.

ii) IRHE (Argentine Branch) and GENTISUR S.A. transfered to Petrobras Energía:
- 0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;
- 7.5% interest in Citelec, parent of Transener S.A., in the amount of US$ 15 million;
- 9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V. Sale of companies

a) Desinvestment of farming, forestry and mining activity assets

The agreements made in relation to the transfer of the controlling shares of Petrobras Energía Participaciones S.A. granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Petrobras Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made.

As of June 30, 2002, Petrobras Energía performed the following transactions:

- In July 2002, Petrobras Energía sold Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million. The transaction represented a profit of 123.

- In September 2002, Petrobras Energía sold Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27.

- In December 2002, it concluded the desinvestment of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry related industrial activities in Misiones to Alto Paraná S.A. The performance of this operation is subject to the compliance with certain administrative conditions and procedures. The total price of the abovementioned transactions amounted to US$ 53.16 million, implying a 153 loss.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to US$ 8 million, while no income (loss) was derived from such sale.

VI. Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

To allow for preserving the provision of public services, and consistently the renegotiation process underway, the Executive Branch issued Executive Order No. 146/03 authorizing to increase gas and electric power rates. This caused a 10% increase for TGS, 9% for Edesur and 22% for Transener. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial court issued an injunction and suspended the increase in rates authorized by Executive Order No. 146/03. It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not

possible to guarantee that regulations will not be changed and that they will not have an adverse impact on the financial position and results of operations of such companies.

These companies' managements are implementing a course of action to reduce the adverse impact generated by these circumstances. The Company cannot guarantee the success in implementing it and whether, it will fulfill the proposed aims.

CIESA and Transener have already declared their default and they intend to restructure their debt.

On February 24, 2003, TGS announced that it would be unable to repay debts amounting to US$ 492 million maturing in 2003. Consequently, an overall restructuring process began of US$ 1,027 of outstanding financial payables, which represents almost all financial payables, without requiring the reduction of its principal. The main purpose of this process is to reschedule payments of short-term debts, to modify certain financial restrictions included in loan agreements and to adjust the interest rate and amortization period, so as to align the cash flows required to service the debt with the Company's estimated cash flows.

As proposed by TGS to its creditors, the restructuring agreement would be formalized through an *Acuerdo Preventivo Extrajudicial* ("*APE*"), an out-of-court composition with creditors, an institution recently introduced in Argentine legislation whereby the approval by two-thirds of creditors is required for court ratification. Due to TGS had not obtained the before mentioned majorities, as of May 15, 2003, TGS decided to withdraw such restructuring proposal and, simultaneously, announced that interest payments would be postponed. As of the date of issuance of these financial statement, TGS is negotiating with its creditors.

The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the evaluations and estimations carried out by the related managements. Actual future income (loss) could differ from the evaluations and estimations carried out, while such differences may be significant. Consequently, these companies' financial statements may not disclose all the adjustments that could derive from these circumstances.

As of June 30, 2003, the valuation of the interests in CIESA, TGS and Citelec are valued at 53, 104 and 121, respectively. In the opinion of Company Management, the book value of such equity interests do not exceed their recoverable values. The estimation of the respective recoverable values is subject to the significant uncertainties described, which affect the quality of the assumptions, estimations and evaluations inherent in such determination. Consequently, in the current situation, the listed value of shares of stock is the most objective guideline for determining the net realizable value of such holdings. The reliability and the applicability of any values in use that might be determined become relative because of the prolongation of the uncertainties and the fact that, in projecting the future, multiple scenarios can be drawn up while the estimation of their respective probabilities is extremely subjective, a problem that extends to agreeing on the discount rate to be applied.

The valuation of the interest in CIESA, TGS and Citelec are net of 216, 39 and 72, respectively, to reduce the equity investment at its recoverable value.

VII. Impairment of assets

The Argentine peso devaluation, the enactment of Public Emergency Law and the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the flow of certain businesses and assets. Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

- Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to its recoverable value, booking 44 and 10 losses, respectively.

- Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt and the significant uncertainties over the Argentine economic scenario, as of June 30, 2003, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 21. Applying a criterion of prudence, and recognizing the effects of applying Federal Executive Decree No. 1264, which allows settling tax obligations with the principal coupons of such securities taken at nominal value, the Company reverses the allowance as and when the securities are actually applied.

- Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense the deferred balance.

9. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of June 30, 2003, the Company accrued an income of 14 of which corresponds 2 to six-month period ended on said date.

10. Hedging and other derivatives

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payments agreements for such operations and the offsetting of collections and payments.

a) Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

The main conditions and terms by type of instrument as of June 30, 2003 are as follows:

	Expected maturity			
	2003	2004	2005	Total
<u>Sales price exposure</u>				
<u>Accounted for as hedge</u>				
Crude oil price options (1)				
Contract volumes (million barrel)	2.80	-	-	2.80
Average settlement prices (US$ per barrel) (2)	20.40 27.19	-	-	-
Crude oil price options (3)				
Contract volumes (million barrel)	5.60	-	-	5.60
Average settlement prices (US$ per barrel) (2)	21.35	-	-	-
<u>Accounted for as non-hedge</u>				
Crude oil price swap (4)				
Contract volumes (million barrel)	1.80	-	-	1.80
Average settlement prices (US$ per barrel)	18.85	-	-	-
Swap options (5)				
Contract volumes (million barrel)	-	11.00	7.30	18.30
Average settlement prices (US$ per barrel)	-	18.87	19.00	-

(1) Those transactions are producer collars, which establish coverage with a minimum price of USD 20.40 and a maximum price of USD 27.19. Within such range, the price floats at market value.
(2) Average price for the year includes premiums paid.
(3) Purchased puts, which establish coverage with a minimum price of USD 22.87 for the second half of 2003.
(4) Options on swaps exercised by the other party.
(5) The transaction included herein are sold swaptions.

In addition to the coverage stated, in 2002 the Company has closed the position for 2003 for a total of 42,500 bbls/d, a volume that will be realized at market price with a discount of 1.11 US$/bbl.

During the period, the changes in "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" was:

Cumulative effect of accounting change	67
Changes of fair value	16
Reclasification to net income	(43)
Ineffectiveness	(6)
	34

As of June 30, 2002, the portion of hedged instruments booked represented decreased sales by 167.

b) Hedge of interest rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates.

As of June 30, 2003, the Company has an agreement for the purpose of hedging class "C" notes exposed to fluctuations with LIBOR, fixing the rate at 7.93% per annual.

The amount charged to "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" as of the beginning of the year due to application of the new standard amounted to 42. The amount reversed from "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" and charged income for the period amounted to 12.

11. Financing

The detail of debt as of June 30, 2003 and December 31, 2002, is as follows:

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
Financial Institutions	573	181	710	212
Notes	901	4,359	712	5,427
Investment agreement with IFC	44	122	65	193
Payable for purchase of 10% interest in Distrilec S.A.	2	-	56	298
	1,520	4,662	1,543	6,130

I. Financial debt refinancing

In the course of 2002, Petrobras Energía was able to restructure comprehensively a substantial portion of its financial debt. This allowed it to align the principal amortization payments with the cash flows obtained from its operations, resulting in a manageable time frame for payments.

On June 10, 2002, Petrobras Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002. Based on the bids received by the holders of corporate bonds, on August 1, 2002, Petrobras Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million. Additionally, and in line with the exchange offer conditions, Petrobras Energía simultaneously paid US$ 70 million. As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Petrobras Energía refinanced its financial obligations for US$ 848.6 million by issuing Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Credit instruments issued replace short-term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP, amounting to US$ 50 million and US$ 199.2 million, respectively. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case. they will constitute new loans granted to the Company.

II. Global Programs of nonconvertible notes

a) US$2.5 billion program

The Regular Shareholders' Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders' Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV.

The Regular and Special Shareholders' Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

As of June 30, 2003, there remained outstanding the following classes of corporate bonds under the medium-term global program:

- Class B, for US$ 5 million, payable in a single installment in May, 2006, at a 9% fixed annual rate.

- Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C notes shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company's choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company's exposure to the price of WTI, the effect of the above is economically and financially neutral.

Class F, for a face value of US$ 64.4 million maturing in August 2005,at a 7.875% annual rate.

- Class G, for a face value of US$ 250 million maturing in January 2007, at a 9% annual rate.
- Class H, for a face value of US$ 181.5 maturing in May 2009, at a 9% annual rate.
- Class I, for a face value of US$ 349.2 maturing in July 2010, at a 8.125% annual rate.
- Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.
- Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.
- Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.
- Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.
- Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.
- Class O, for a face value of US$ 29.2 million, with due in March 2004, accruing interest at 7.5%. As of June 30, 2003, the Company is carrying US$ 13.972 in its own portfolio.
- Class P, for a face value of US$ 3.6 million, with due in March 2004, accruing interest at 8.5%.
- Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and

the remainder in April 2008, at an interest rate of 5.625%. As of June 30, 2003, the Company is carrying US$ 760,000 of such issue in its own portfolio.

b) US$1.2 billion program

As of June 30, 2003, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

- Fourth Series, for US$ 22.8 million, payable in a single installment in January 2004, at a 9% fixed annual rate.

- Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

III. Cross default covenants

Class F, G, H, I, N, O, P and Q notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía's shareholders' equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Petrobras Energía's shareholders' equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía's shareholders' equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class J, K, L and M notes and medium-term credit instruments for US$ 249.2 million ("the refinanced financial debt"), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i) Restrictions on liens: the Company shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii) Restrictions on the payment of dividends: the Company shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Petrobras Energía could make a sole payment of extraordinary dividends to its shareholders up to US$ 19 million, based on whether Petrobras Energía Participaciones allocates its share of distributed dividends to settle Petrobras Energía Participaciones's payable to Petrobras Energía After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

iii) Restrictions on capital expenditures: the Company shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv) Restrictions on the incurrence of financial debt: the Company shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v) Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi) Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii) Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii) Export obligation: the exports – to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to – total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

ix) Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, and the 50% of the derivatives income of new debt, shall be used to prepay the refinanced financial debt.

V. Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at the Company's option. As of June 30, 2003, the amounts outstanding from the financing of the plant were US$ 59 million, of which US$ 22 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

VI. Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, the Company guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, the Company, directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova's common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Petrobras Energía for the benefit of Entergy with a maturity date on June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired since its terms and conditions were not fulfill.

In November 2002, PCI irrevocably assigned all its rights and duties by virtue of the promissory note issuance to Petrobras Energía. Afterwards, on January 8, 2003, Petrobras Energía launched a Class "N" corporate bonds swap offer for a face value amounting up to USD 101,000,000 maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company's rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Petrobras Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class "N" corporate bonds amounting to a face value of USD 97 million. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the discounted value of total amount payable. On such a basis, the original liability was reduced to USD 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to US$ 4 million and maturing in 2008. Due to the offers received, the Company made Class Q for a face value of US$ 3.980 million. (see Note 11).

As of June 30, 2003, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PCI, which amounted to about US$ 100.24 million, considering that it has the financial capacity to settle it in full.

VIII. Dedollarized loans

Under Decree No. 214/02 and related regulations issued pursuant to the Public Emergency and Foreign-Exchange System Reform Law, which ordered the switch into pesos of any obligations to provide sums of money expressed in US dollars or other foreign currencies, financial loans granted to the Company for original principal amounts totaling about US$ 45 million were re-denominated into Argentine pesos.

Regarding an original principal of US$ 13 million, in December 2002, the Company paid 20, which was provisionally used by the parties to pay the loan. The referred payment should be final and will settle the payable, unless a regulation was issued before December 2004 setting forth that this payable should be paid in its original currency.

In March 2003, the Company settled a loan, whose original principal was US$ 17 million, by paying an amount of 25. Under the terms of the agreement reached, the original principal was switched into pesos and subsequently adjusted by applying the CER (benchmark stabilization coefficient) and interest on the resulting amount was calculated at 8% per annum. The amount thus obtained was subject to a discount mutually agreed by the parties.

Regarding an original principal of US$ 15 million, on the date of the related loan agreement expiration date, the Company paid principal denominated in pesos plus accrued interest. Such payment was accepted on account of the total amount claimed by the creditor, based on the fact that such loan agreement was actually a financial transaction excluded from the treatment set forth by Executive Order No. 214/02, which was rejected by the Company. As of the date of issuance of these financial statements, the Company is in negotiations over the rest of the amount switched into pesos. Although the final outcome of such negotiations is uncertain, the Company's Management and its Legal Advisors are of the opinion that the Company has solid grounds, based on a reasonable interpretation of applicable legislation and regulations, to uphold that the payments that were made constitute full settlement and that the resolution of the issue should not have a significant effect on the Company's financial statements.

IX. Distrilec Indebtedness

Certain loan agreements entered into by Edesur S.A. contain "cross-default" covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include "cross-acceleration" covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

As of the date of issuance of these financial statements, the Company is negotiating with creditor banks the refinancing and/or the manner of repayment of certain past due loans, which in the aggregate and considering principal and interest amount to 20. Based on the results of other refinancings obtained by Edesur S.A. during 2002, such company's financial statements have been prepared assuming that it will reach agreements with its creditors allowing it to avoid the default situations mentioned above.

Long-term debt as of June 30, 2003, is made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions	4	$	Floating in Argentine peso
	48	US$	Libor+0.125
	32	US$	Libor+0.75
	42	US$	Libor+2.00
	36	US$	6.21%
Investment agreement with IFC	138	US$	Libor+3.25
Notes			
Class B	14	US$	9.00
Class C	443	US$	Libor+2.50/3.00
Class F	182	US$	7.875
Serie Sixth	92	US$	8.125
Class G	705	US$	9.00
Class H	512	US$	9.00
Class I	985	US$	8.125
Class K	735	US$	Libor+4.00
Class M	467	US$	Libor+4.75
Class N	215	US$	Libor+3
Class Q	10	US$	5.625
Other	2		
	4,662		

The maturaties of long-term debt as of June 30, 2003, are as follows:

	2003
From 1 to 2 years	897
From 2 to 3 years	632
From 3 to 4 years	1,105
From 4 to 5 years	307
Over 5 years	1,721
	4,662

Financial income (expense) and holding gains (losses) which include the financial cost of debt, are as follows:

	2003			2002		
	Generated by			Generated by		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Interest	36	(254)	(218)	54	(511)	(457)
Exchange difference	(173)	361	188	2,190	(11,172)	(8,982)
Gain (loss) from remeasurement and translation	-	-	-	5,646	(2,577)	3,069
Gain (loss) due to exposure to inflation	(23)	61	38	(2,408)	7,898	5,490
Indexation	-	(2)	(2)	-	(38)	(38)
Derivatives	-	(92)	(92)	-	(488)	(488)
Holding gains (losses)	(9)	-	(9)	43	-	43
Holding gains (losses) and income from sale of share	36	-	36	31	-	31
Other financial income (expense), net	1	(39)	(38)	9	(19)	(10)
	(132)	35	(97)	5,565	(6,907)	(1,342)

12. Income tax and deferred tax

The Company's provision for income taxes was comprised of the following:

	June 30, 2003	June 30, 2002
Current	(40)	(84)
Deferred tax - (loss) gain	(89)	51
Total income tax	(129)	(33)

The tax effect of the significant differences between the book value and the tax value of Company's assets and liabilities and tax loss carryforwards are as follows:

	June 30, 2003	December 31, 2002
Deferred tax assets		
Tax loss carryforwards and other tax losses	2,014	2,120
Current investments	2	3
Reserve for contingencies	31	30
Pension plan obligations	7	7
Derivatives	172	92
Receivables	11	15
Other	38	30
Less-valuation allowance	(1,977)	(2,055)
Deferred tax liability		
Revenue Recognition	(15)	(4)
Property, plant and equipment	(126)	(155)
Prepaid expenses	(32)	(32)
Timber	(19)	(19)
Discounted assets and liabilities	(11)	-
Non-current investments	(70)	(18)
Treasury stock	1	(5)
	26	9

The reconciliation of tax provision at the statutory rate to the tax provision, (before taxes) and the minority interest in the subsidiary's earnings (losses), is as follows:

	06/30/2003	06/30/2002
Income (losses) before income tax and minority interests in the subsidiaries income (loss)	561	(1,444)
Statutory tax rate	35%	35%
Statutory tax rate applied to income (loss) for the period	196	(505)
Permanent differences at income tax rate		
- Equity in earnings (losses) from noncurrent investments	(107)	(18)
- Inflation adjustment	(2)	(751)
- (Decrease) increase in allowances for tax loss carryforwards	(35)	2,368
- Foreign earnings (losses)	75	(1,071)
- Tax on minimum presumed income	20	11
- Other	(18)	(1)
	129	33

13. Contingencies and environmental matters

a) Stamp Tax Contingency

In previous years, the Company received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

Company's management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/98 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company's financial position and the results of its operations.

However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Provinces of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

b) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. The Company's Management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had a material adverse impact on the Company's business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company's management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. All activities controlled or operated by Petrobras Energía, both in Argentina and abroad, have been awarded the ISO 14001 certification. Since 1993, the Company was granted for over 80 certifications: 41 in Environment (ISO 14001), 23 in Quality (ISO 9001), and 21 in Safety & Occupational Health (OHSAS 18001/IRAM 3800).

The conclusions of the environmental audit are expected for the second quarter of 2003. On the basis of such conclusions, the Company will implement the pertinent correction and remedial measures. The ensuing costs and investments, although not known as of the date of these financial statements, could have a significant effect on the Company's income and financial position.

c) TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. In all the cases filed, the Federal Supreme Court granted the precautionary measures requested by TGS.

TGS's management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS's management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Agentine government. As regards the remaining assessments, TGS's management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in the interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) *Fixed charges for connection with Transener*

The ENRE authorized, by Resolution No. 1650/98, an increase in the connection charge, in full compliance with effective rules and regulations. Many generation companies filed administrative appeals before the Energy Department seeking that such increase be reversed; the Energy Department rejected such appeals. Only Central Térmica Güemes S.A. filed an appeal directly with the Federal Administrative-Contentious Court of Appeals, which decided in favor of the request. Transener and the ENRE filed an extraordinary appeal before the Supreme Court of Justice of the Nation. On June 27, 2003, the appellate court allowed the appeal before the Supreme Court. The case was referred to the Supreme Court and is pending resolution.

e) Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of June 30, 2003, which are not disclosed in the remaining notes, amount to 70.

In addition, as of December 31, 2002, the Company had the following contractual commitments:

	Total Units	Until
Purchase Commitments		
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long –term service agreement (in millions of USD)	29	2006
Gas transportation agreement with TGS (in MMm3)	13,072	2014
Ethylene (in thousands of tons)	367	2015
Benzene (in thousands of tons)	1,015	2015
Sales commitments		
Natural gas (in MMm3)	17,827	2019
Crude oil (in millions of barrels)	5	2003
Styrene (in thousands of tons)	52	2004
Electric power (in MWh)	329,115	2003

f) Reserves for contingencies

The movements of reserves for contingencies were as follows:

	2003		
Account	Balances at beginning	Net increase (decrease)	Balances at end
Deducted from assets:			
Current			
For doubtful accounts	27	12	39
Inventories' obsolescence	3	-	3
	30	12	42
Noncurrent			
Inventories' obsolescence	-	2	2
	30	14	44
Included in liabilities:			
Current			
Labor and commercial contingencies	28	4	32
Noncurrent			
Labor and commercial contingencies	84	72	156
Provincial taxes	2	-	2
	86	72	158
	114	76	190

14. Capital stock and restrictions on unappropriated retained earnings

As of June 30, 2003, the Company's capital stock totaled 779, fully subscribed, issued, paid-in, registered and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	December 31,		
	2002	2001	2000
Common stock - face value $	1	1	1
Class A: 5 votes per share	-	-	-
Class B: 1 vote per share	779	779	779
	779	779	779

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until the reserve reaches 20% of capital stock. After the Regular Shareholders' Meeting´s decisions of April 9, 2001, the Company's legal reserve amounted to 20% of the capital stock. The Company is restricted from distributing the legal reserve as a dividend.

Financial covenants executed upon refinancing the Company's global financial debt limit the subsidiary's ability to pay cash dividends.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general rovisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

15. Other receivables, other liabilities, other operating income, net, and other income (expenses), net

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
a) Other receivables				
Joint ventures	39	-	74	-
Related companies (Note 17)	4	-	4	-
Dividends to be collected	13	-	6	-
Tax credits	183	27	251	116
Advisory services to other companies	32	-	30	-
Receivable from the sale of companies	1	15	3	25
Derivatives collateral and premiums payments	3	-	30	11
Letter of credit advances	119	-	143	-
Prepaid expenses and interests	68	33	83	50
Gas oil supply stability agreement	10	-	12	-
Other	93	18	98	18
	565	93	734	220

	2003		2002	
	Current	Noncurrent	Current	Noncurrent
b) Other liabilities				
Sale of capital fees (1)	104	53	126	122
Debt for investment in companies	13	-	-	-
Derivative instruments	46	206	-	268
Unified Fund - Basic price of electric power	4	7	-	13
Related Companies (Note 17)	-	-	48	-
Financial advances	63	-	34	-
Accrual for expenses				
- Environmental remediation	-	21	-	18
- Other	61	-	71	-
Joint ventures	15	-	16	-
Innova preferred stock	-	17	-	17
Abandonment cost in oil & gas areas	-	60	-	57
Other	49	6	49	1
	355	370	344	496

(1) In December 2001, the Company, through its subsidiary Petrobras Energía Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Services Agreement, in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignement does not release Consortium members from the obligations under the previously mentioned service agreement.

c) Other exploitation expenses, net

	2003	2002
Advisory services to other companies	19	22
Idle facilities	(4)	(6)
Environmental remediation	(11)	-
Taxes on bank transactions	(20)	(20)
Other, net	5	(7)
	(11)	(11)

d) Other (expenses) income, net

	2003	2002
Income (loss) for sale of property, plan & equipment	-	(4)
Income from sale of Pecom Agra S.A. (Note 8.IV)	-	80
Asset impairment of:		
- Catriel Oeste	(27)	-
- Faro Vírgenes	(11)	-
Loans granted to exploitation partners in Venezuela	(12)	-
Discounted assets and liabilities	34	-
Allowance for contractual commitment OCP (Note 8.III)	(89)	(33)
Other, net	(4)	(3)
	(109)	40

16. Contribution, benefit pension and stock option plans

a) Contribution and benefit pension plans

- *Defined contribution plan:*

The Company sponsors a defined contribution plan that applies to all employees of Petrobras Energía with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, at the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

- *Defined benefit pension plan:*

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods. As of June 30, 2003, the most relevant actuarial information on the defined-benefits pension plan is as follows:

Plan assets	52
Projected benefit obligations	(44)
Position covered	8
Unrecognized actuarial gain	(28)
Net liability recognized	(20)

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended June 30, 2003 and 2002, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

During the last quarter of 2002, Petrobras Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b) Stock option plan

The Board of Directors of the Company approved the application of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan") focused on senior officers of the Company.

Both plans consist in granting the right to exercise certain options to receive Petrobras Energía S.A. shares or its cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of shares on the New York Stock Exchange ("NYSE") during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

   Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of June 30, 2003, the exercised options amount 326 thousands of Argentine Pesos.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

   Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of shares on the NYSE during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of June 30, 2003, the exercised options amount 566 thousands of Argentine Pesos.

ii. 352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise periods and adjusted in accordance with the listed price of the share. Accordingly 1.6 was charged to operating expenses for the period ended June 30, 2003.

17. Balances and transactions with related companies

The outstanding balances from transactions with the same company group are as follows:

	June 30, 2003				
	CURRENT				NONCURRENT
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Investments
Oleoductos del Valle S.A.	-	-	-	1	-
Petroquímica Cuyo S.A.	-	-	1	-	-
Oleoductos de Crudos Pesados Ltd.	-	-	-	-	112
EG3 S.A.	-	17	-	5	-
Transportadora de Gas del Sur S.A.	-	12	-	8	-
Refinería del Norte S.A.	-	1	2	6	-
Coroil S.A.	-	-	1	-	-
Petrobras Participaciones	55	-	-	-	-
Total	55	30	4	20	112

	December 31, 2002				
	CURRENT				
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities
Empresa Boliviana de Refinación S.A.	19	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	3	-
Petroquímica Cuyo S.A.	-	1	2	-	-
Petrobras International Finance Company	-	17	-	-	-
Transportadora de Gas del Sur S.A.	-	-	-	3	-
Refinería del Norte S.A.	-	1	2	4	-
Coroil S.A.	-	-	-	-	48
Petrobras Participaciones	60	-	-	-	-
Total	79	19	4	10	48

The principal transactions with affiliates for the periods ended June 30, 2003 and 2002, were as follows:

Company	June 30, 2003 Purchases	June 30, 2003 Sales	June 30, 2002 Purchases
Oleoductos del Valle S.A.	8	-	9
Transportadora de Gas del Sur S.A.	12	34	39
Refinería del Norte S.A.	-	-	20
Petrobras International Finance Comp	-	6	-
EG3 S.A.	-	101	-
Petrolera Perez Companc S.A.	-	-	8
Total	20	141	76

18. Business segment and geographic consolidated information

The Company determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by the Company's management in making strategic decisions.

The Company's business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, hydrocarbons marketing and transportation, refining, petrochemical and electricity.

The Oil and Gas Exploration and Production segment is the core of the Company's business. It is composed of Petrobras Energía's directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Petrobras Energía's operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Petrobras Energía's operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes own operations of hydrocarbons trading and liquids processing, and its interests in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Petrobras Energía's operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interests in Conuar S.A. and FAE S.A. (see Note 8), Edesur S.A., Transener S.A., Enecor S.A.,Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations – including mining, farming, and forestry and related activities (see Note 8. V. to the consolidated financial statements) - and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 3 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices. The Company evaluates the performance of its business segment taking into account the exploitation profit. The following items have not been included when determining it: financial income (expenses) and holding gains (losses), equity in earning of affiliates, other (expenses) income, income tax and minority interest in subsidiaries.

The following information shows total assets and operating income (loss) for each of the business segments identified by the Company's management.

	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Investments and Eliminations	Total
Total Assets 2003	7,626	648	1,082	353	2,395	1,211	13,315
Total Liabilities 2003	3,636	229	453	9	610	3,025	7,962
Total Assets 2002	8,764	592	1,280	258	2,581	1,234	14,709
Total Liabilities 2002	4,577	192	688	(5)	814	3,387	9,653

	June 30, 2003						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Investments and Eliminations	Total
Statement of income							
Net sales							
To third parties	831	596	576	24	316	-	2,343
Transfers to other operations	491	38	-	2	6	(537)	-
	1322	634	576	26	322	(537)	2,343
Cost of sales	(671)	(560)	(444)	(23)	(249)	504	(1,443)
Gross profit	651	74	132	3	73	(33)	900
Administative and selling expenses	(89)	(27)	(52)	(1)	(37)	(49)	(255)
Exploration expenses	(16)	-	-	-	-	-	(16)
Other exploitation income (expense), net	16	(5)	(2)	6	5	(31)	(11)
Exploitation income (loss)	562	42	78	8	41	(113)	618
Equity earnings of affiliates	7	8	14	69	51	-	149
Other income	(384)	(3)	(30)	-	6	64	(347)
Net (loss) income	185	47	62	77	98	(49)	420

	June 30, 2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Investments and Eliminations	Total
Statement of income							
Net sales							
To third parties	1,092	414	555	9	442	63	2,575
Transfers to other operations	350	28	-	-	6	(384)	-
	1442	442	555	9	448	(321)	2,575
Cost of sales	(801)	(425)	(394)	(5)	(335)	323	(1,637)
Gross profit	641	17	161	4	113	2	938
Administative and selling expenses	(116)	(24)	(60)	(1)	(52)	(51)	(304)
Exploration expenses	(13)	-	-	-	-	-	(13)
Other exploitation income (expense), net	(6)	(7)	6	8	4	(16)	(11)
Exploitation income (loss)	506	(14)	107	11	65	(65)	610
Equity earnings of affiliates	3	(9)	(12)	(529)	(263)	58	(752)
other income	1,475	201	253	26	215	(3,499)	(1,329)
Net (loss) income	1,984	178	348	(492)	17	(3,506)	(1,471)

The following information shows long-lived assets, total assets, net sales and operating income by geographic area.

	June 30, 2003								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	7,529	3,164	431	737	562	700	192	-	13,315
Net sales	1,537	285	54	192	234	41	1	(1)	2,343

	June 30, 2002								
	Argentina	Venezuela	Bolivia	Peru	Brazil	Ecuador	Other	Eliminations	Total
Long-lived assets	7,804	3,886	379	908	722	751	259	-	14,709
Net sales	1,663	418	57	167	277	9	2	(18)	2,575

19. Recent economic events

Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, the declaration of the payment default of most of the Argentine foreign debt, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession of more than 5 years. This situation has generated a major fall in product and service demand, a significant increase in unemployment levels, and has hampered the Argentine Government's ability to meet its obligations thus declaring the default on public debt services at the end of 2001

In order to address the crisis in which Argentina is enmeshed by, since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the Central Bank of Argentina ("BCRA").

The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage. In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. No assurance can be given whether the government will not amend the above mentioned system in the future.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date which resulted in a significant devaluation of the peso with the ensuing rise in domestic prices.

The government measures included the switch into pesos of certain assets and liabilities denominated in foreign currency and held in Argentina and the rescheduling of bank deposits, subsequently enabling the option to convert deposits into ten-year bonds in US dollars, or three- or five-year bonds in pesos, of fixed-term bills; the issuance of Federal Treasury bonds to compensate the losses resulting from the asymmetrical switch into pesos of the receivables and payables mentioned above; the switch into pesos of all private agreements executed before January 6, 2002, at the exchange rate of USD 1 = ARS 1 and their subsequent indexation by the CER (benchmark stabilization coefficient); the de-dollarization and elimination of indexation on public utility service rates, with rates remaining set at the exchange rate of USD 1 = ARS 1 (further to this, please see Note 8.VI to the consolidated financial statements); and imposing duties on the export of oil and gas and their derivatives

On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos, regarding the treatment of the rest of the actions initiated in connection with de-dollarized bank deposits.

Since 2002, the Argentine federal government has implemented several measures relaxing controls and restrictions on economic activity and fostering the gradual normalization of the foreign exchange market and commercial and financial flows. In this respect the measures included lifting the restrictions on demand deposits, relaxing restrictions on principal and interest payments to foreign creditors, increased latitude in the payment terms for capital goods exports and imports, easier access to foreign exchange markets by entities and individuals, and authorization for authorized foreign-exchange dealers to channel remittances abroad of earnings and dividends from fiscal years closed and with financial statements certified by external auditors.

These financial statements comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company's Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented

by Government and from putting those previously adopted in practice shall be booked once the Company's Management becomes aware of them.

20. Controlling Group

Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with the 98.21% ownership interest. On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS ("Petrobras"), acquired 58.6% of Petrobras Energía's capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

a) Resolutions of the Special and Regular Shareholders' Meetings of Petrobras Participaciones and Petrobras Energía

The Company's Special and Regular Shareholders' Meeting held on July 8, 2003, decided by majority not to include the Company in the Statutory Optional System for Tender Offer for Mandatory Acquisition, provided in Decree No. 677/01.

In addition, the Special and Regular Shareholders' Meeting of Petrobras Energía S.A. held on July 8, 2003, adopted – among others – the following resolutions:

Approved the distribution of a cash dividend amounting to 53; out of such dividend, the portion appertaining to Petrobras Participaciones will be applied to repay the financial payable that the Company has towards Petrobras Energía.

Decided by majority not to include Petrobras Energía in the Statutory Optional System for Tender Offer for Mandatory Acquisition, provided in Decree No. 677/01.

b) Loan agreement between Petrobras Energía Venezuela S.A. and the International Finance Corporation

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of USD 105 million with the International Finance Corporation, the private-sector arm of the World Bank.

The financing facility consists in loans with terms of up to nine years to be used in the investment plan for developing the Company's oil reserves in Venezuela. It is expected that most of these loans will be disbursed during the current year.

22. Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates.

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses incurred and depreciation.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortia assets, liabilities and results.

a) **Property, plant and equipment as of June 30, 2003 and December 31, 2002**
(Stated in millions of Argentine Pesos - See Note 1.c)

	2003					
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Corporate, Other Investments and Eliminations	Total
Net book value at beginning of the year	7,225	178	770	2,123	137	10,433
Effect of translation	(785)	-	(93)	-	-	(878)
Net increase	278	11	21	19	7	336
Depreciation	296	10	39	72	16	433
Net book value at end of the period	6,422	179	659	2,070	128	9,458

b) Equity in affiliates as of June 30, 2003 and December 31, 2002
(Stated in millions of Argentine Pesos - See Note 1.c)

Company	2003				2002
	Description of securities				
	Face value	Amount	Cost	Book value	Book value
Cia. de Inversiones de Energía S.A.	$ 1	129,429,046	601	53	-
Citelec S.A.	$ 1	73,154,437	298	121	71
Coroil S.A.	Bs 1.000	490	47	54	37
Empresa Boliviana de Refinación S.A.	Bs 1.000	178,752	103	108	136
Hidroneuquén	$ 10	25,744,097	26	16	16
Inversora Mata S.A.	Bs 1.000	490	72	94	112
Oleoducto de Crudos Pesados Ltd.	U$S 0,01	31,500	96	96	98
Oleoductos del Valle S.A.	$ 10	2,542,716	61	79	89
Petrolera Perez Companc S.A.	$ 1	96,050	2	43	40
Petroquímica Cuyo S.A.	$ 0,083	240,000,000	44	44	29
Refinería del Norte S.A.	$ 10	2,610,809	63	97	89
Transportadora de Gas del Sur S.A.	$ 1	58,408,751	169	104	88
Yacylec S.A.	$ 0,1	100,000,000	25	26	27
Other			-	2	-
Total			1,607	937	832

c) Costs of sales for six-month periods ended June 30, 2003 and 2002
(Stated in millions of Argentine Pesos - See Note 1.c)

	2003						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Corporate, Other Investments and Eliminations	Total
Inventories at beginning	129	97	169	38	-	(38)	395
Translation effect	(13)	-	(8)	-	-	-	(21)
Costs (Section e)	640	26	74	142	2	1	885
Holding gains (losses)	1	(2)	(10)	-	-	2	(9)
Purchases, consumption and other	28	577	397	105	30	(535)	602
Inventories at end	(114)	(138)	(178)	(36)	(9)	66	(409)
Costs of sales	671	560	444	249	23	(504)	1,443

	2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Hydrocarbons Marketing and Transportation	Corporate, Other Investments and Eliminations	Total
Inventories at beginning	92	75	130	28	2	231	558
Translation effect	18	-	12	-	-	-	30
Costs (Section e)	778	20	81	158	1	28	1,066
Holding gains (losses)	(6)	40	22	15	-	(29)	42
Purchases, consumption and other	67	407	321	159	2	(380)	576
Inventories at end	(149)	(117)	(173)	(24)	-	(172)	(635)
Costs of sales	800	425	393	336	5	(322)	1,637

d) Foreign currency assets and liabilities as of June 30, 2003 and December 31, 2002.

(Stated in millions of Argentine Pesos - See Note 1.c)

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT ASSETS				
Cash	US$	10	2.8200	29
	BS	3,403	0.0018	6
				35
Investments	US$	213	2.8200	602
	Rs	5	0.9818	5
				607
Trade receivables	US$	156	2.8200	441
	Rs	69	0.9818	68
	BS	6,807	0.0018	12
				521
Other receivables	US$	91	2.8200	257
	BS	39,138	0.0018	69
	$ BL	24	0.3680	9
	Rs	12	0.9818	12
				347
TOTAL 2003				1,510
TOTAL 2002				1,908
NONCURRENT ASSETS				
Trade receivables	US$	6	2.8200	17
Other receivables	US$	6	2.8200	17
Tax credits	US$	4	2.8200	12
Investments	US$	103	2.8200	290
TOTAL 2003				336
TOTAL 2002				282
TOTAL ASSETS 2003				1,846
TOTAL ASSETS 2002				2,190

	Foreign currency and amount		Exchange rate	Book amount in local currency
CURRENT LIABILITIES				
Accounts payable	US$	122	2.8200	343
	Rs	42	0.9818	41
	BS	6,807	0.0018	12
				396
Short-term debt	US$	483	2.8200	1,361
	BS	11,912	0.0018	21
				1,382
Payroll and social security taxes	US$	1	2.8200	3
	BS	1,134	0.0018	2
	Sol	2	0.8583	2
	Rs	2	0.9818	2
				9
Taxes payable	US$	3	2.8200	8
	Rs	4	0.9818	4
	BS	12,479	0.0018	22
				34
Other liabilities	BS	5,672	0.0018	10
	US$	87	2.8200	245
				255
TOTAL 2003				2,076
TOTAL 2002				1,898
NONCURRENT LIABILITIES				
Long-term debit	US$	1,653	2.8200	4,662
Other liabilities	BS	15,882	0.0018	28
	US$	102	2.8200	289
				317
Taxes payable	US$	3	2.8200	9
TOTAL 2003				4,988
TOTAL 2002				6,315
TOTAL LIABILITIES 2003				7,064
TOTAL LIABILITIES 2002				8,213

US$ Millions of United States Dollars
BS Millions of Bolivares
Rs Millions of Reales
$Bol Millions of Pesos Bolivianos
Sol Millions of Nuevos Soles Peruanos

e) Consolidated detail of expenses incurred and depreciation for the six-month periods ended June 30, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 1.c)

	2002	2003			
Account	**Total**	**Total**	**Costs**	**Administrative and selling expenses**	**Exploration expenses**
Salaries and wages	151	111	42	67	2
Social security taxes	17	15	6	9	-
Other benefits to personnel	20	45	12	33	-
Taxes, charges and contributions	14	25	19	5	1
Fees and professional advisory	48	29	12	17	-
Depreciation of property, plant and equipment	562	433	397	36	-
Amortization of other assets	1	2	-	2	-
Oil and gas royalties	170	163	163	-	-
Spares and repairs	51	44	44	-	-
Geological and geophysical expenses	8	1	-	-	1
Abandoned exploratory wells and impairment of unproved oil and gas properties	-	10	-	-	10
Transportation and freights	78	69	13	56	-
Construction contracts and other services	153	123	111	11	1
Fuel, gas, energy and other	20	16	16	-	-
Other operating costs and consumption	101	88	43	44	1
Allowances for doubtful accounts	16	13	8	5	-
Recovery of administrative expenses	(27)	(31)	(1)	(30)	-
Total 2003		1,156	885	255	16
Total 2002	1,383		1,066	304	13

f) Information about ownership in subsidiaries and affiliates as of June 30, 2003

Subsidiaries	% OF OWNERSHIP AND VOTES		BUSINESS SEGMENT
	DIRECT	INDIRECT	
Corod Producción S.A. (Venezuela)	90.00	10.00	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Electricity
Innova S.A. (Brasil)	0.01	99.99	Petrochemical
PCI Power Edesur Holding Ltd. (Islas Bermudas)	-	100.00	Electricity
Pecom Beteiligungs AG (Austria)	100.00	-	Corporate
Pecom Forestal S.A. (1)	99.99	0.01	Other Investments
Pecom de Valores Internacional de España S.A. (España)	100.00	-	Corporate
Pecom Energía Operaciones S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Pecom Hispano Argentina S.A. (España)	100.00	-	Corporate
Petrobras Energía Internacional S.A.	100.00	-	Corporate
Petrobras Financial Services (Gran Cayman)	-	100.00	Corporate
Pecom Financial Services GMBH (Austria)	-	100.00	Corporate
Perez Companc International S.A. (Bolivia)	100.00	-	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrobras Energía Perú S.A. (Perú)	-	100.00	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc (EEUU)	-	100.00	Other Investments
World Energy Business S.A.	-	100.00	Hydrocarbons Marketing and Transportation
World Fund Investment S.A. (Bolivia)	100.00	-	Corporate
World Fund Financial Services (Gran Cayman)	-	100.00	Corporate
World Fund Global Investment (Gran Cayman)	-	100.00	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	25.00	25.00	Hydrocarbons Marketing and Transportation
Citelec S.A.	49.99	-	Electricity
Distrilec Inversora S.A.	38.50	10.00	Electricity
Edesur S.A.	-	27.33	Electricity
Transba S.A.	-	29.24	Electricity
Transener S.A.	-	32.50	Electricity
Transportadora de Gas del Sur S.A.	4.49	30.51	Hydrocarbons Marketing and Transportation
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	20.00	-	Oil and Gas Exploration and Production
Empresa Boliviana de Refinación S.A. (Bolivia)	-	49.00	Refining
Hidroneuquén S.A.	9.19	-	Electricity
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados Ecuador S.A. (Ecuador)	-	15.00	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	15.00	Hydrocarbons Marketing and Transportation
Propyme S.G.R.	50.00	-	Corporate
Petrolera Perez Companc S.A.	19.21	-	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	40.00	-	Petrochemical
Refinería del Norte S.A.	28.50	-	Refining
Urugua-í S.A.	29.33	-	Electricity
Yacylec S.A.	22.22	-	Electricity

(1) See Note 8.V

g) Oil and gas areas and participation in joint ventures as of June 30, 2003

NAME	LOCATION	WORKING INTEREST Direct	WORKING INTEREST Indirect	OPERATOR	DURATION THROUGH
Production					
Argentina					
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	-	Pecom Energía	2016
Catriel Oeste (1)	Río Negro	85.00%	-	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	-	Pecom Energía	2015
Puesto Hernández - U.T.E. (10)	Mendoza and Neuquén	38.45%	-	Pecom Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	-	Pecom Energía	2015
Santa Cruz II - U.T.E.	Santa Cruz	100.00%	-	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	-	Pecom Energía	2019
Entre Lomas (2)	Neuquén and Río Negro	3.85%	14.05%	P.P.C.	2016
Aguada de la Arena	Neuquén	80.00%	-	Pecom Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	-	Pecom Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	-	Pecom Energía	2016
Foreign					
Colpa - Caranda	Bolivia	100.00%	-	Pecom Energía	2029
Oritupano - Leona (3) (6)	Venezuela	-	54.00%	PC Venezuela	2014
Acema (4) (6)	Venezuela	-	86.23%	Coroil	2017
La Concepción (6)	Venezuela	-	90.00%	PC Venezuela	2017
Mata (5) (6)	Venezuela	-	86.23%	Inversora Mata	2017
Lote X (6)	Perú	-	100.00%	PC Perú	2024
Bloque 18 (9)	Ecuador	-	70.00%	Ecuadortlc	2022
Exploration					
Argentina					
Glencross (7)	Santa Cruz	96.68%	-	Pecom Energía	1999
Santa Cruz II - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Cuenca Marina 2A Norte - U.T.E.	Santa Cruz	50.00%	-	Pecom Energía	2005
Santa Cruz I - Oeste	Santa Cruz	100.00%	-	Pecom Energía	2006
Foreign					
San Carlos (8)	Venezuela	-	50.00%	PS Carlos	2005
Tinaco (8)	Venezuela	-	50.00%	PC Venezuela	2005
Bloque 31 (8)	Ecuador	-	100.00%	Pecom Energía	2002
Lote XVI (6)	Perú	-	100.00%	PC Perú	2003
Lote 99 (6)	Perú	-	100.00%	PC Perú	2003

(1) See Note 5.
(2) Indirect interest through Petrolera Perez Companc S.A.
(3) Indirect interest through Corod Producción S.A.
(4) Indirect interest through Coroil S.A.
(5) Indirect interest through Inversora Mata S.A.
(6) Indirect interest through Pecom de Valores Internacional de España S.A.
(7) The Company has requested that the lot be declared operational with commercial operation held in suspense.
(8) Indirect interest through Perez Companc International S.A.
(9) Indirect interest through Ecuadortlc S.A.
(10) See Note 8.IV

h) Combined joint ventures and consortia assets and liabilities as of June 30, 2003 and December 31, 2002 and results for the six-month periods then ended June 30, 2003 and 2002.

Assets and liabilities	2003	2002
Current assets	505	705
Noncurrent assets	2,543	2,909
Total assets	3,048	3,614
Current liabilities	254	206
Noncurrent liabilities	16	-
Total liabilities	270	206
Statements of income		
Net sales	502	611
Costs of sales	(228)	(328)
Gross profit	274	283
Administrative and selling expenses	(19)	(34)
Exploration expenses	(2)	-
Other exploitation income (expenses), net	12	(2)
Financial income (expense) and holding gains (losses)	1	1,578
Income tax provision	(4)	(21)
Net income	262	1,804